Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

FORTINET, INC.,

MALBROUCK ACQUISITION CORP.

AND

MERU NETWORKS, INC.

MAY 27, 2015

TABLE OF CONTENTS

Page

ARTICLE I THE OFFER		2

1.1.	The Offer	2

1.2.	Company Actions	4

1.3.	Directors	5

ARTICLE II THE MERGER; EFFECTS OF THE MERGER		6

2.1.	The Merger	6

2.2.	Closing	6

2.3.	Effective Time	6

2.4.	Effect of the Merger	6

2.5.	Certificate of Incorporation; Bylaws	7

2.6.	Directors and Officers	7

2.7.	Effect on Company Capital Stock, Company Options, Company RSUs, Company PSUs and Company Warrants	7

2.8.	Surrender of Certificates	9

2.9.	No Further Ownership Rights in Company Capital Stock	11

2.10.	Lost, Stolen or Destroyed Certificates	11

2.11.	Withholding Rights	11

2.12.	Tax Consequences	11

2.13.	Taking of Necessary Action; Further Action	11

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		12

3.1.	Organization, Standing and Power; Subsidiaries	12

3.2.	Capital Structure	13

3.3.	Authority; Non-contravention	15

3.4.	SEC Filings; Financial Statements; Internal Controls	16

3.5.	Absence of Certain Changes	19

3.6.	Litigation	19

3.7.	Restrictions on Business Activities	19

3.8.	Compliance with Law; Governmental Permits	19

3.9.	Title to Property and Assets	20

3.10.	Intellectual Property	21

3.11.	Environmental Matters	27

3.12.	Taxes	28

3.13.	Employee Benefit Plans and Employee Matters	30

i

3.14.	Interested-Party Transactions	35

3.15.	Insurance	35

3.16.	Brokers and Advisors; Fairness Opinion	35

3.17.	Customers	35

3.18.	Suppliers	35

3.19.	Material Contracts	36

3.20.	Export Control Laws; Government Surveillance	39

3.21.	Information Supplied	40

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		40

4.1.	Organization, Standing and Power	40

4.2.	Authority; Non-contravention	40

4.3.	No Prior Merger Sub Operations	41

4.4.	Stock Ownership	41

4.5.	Information Supplied	41

4.6.	Financing	42

4.7.	Litigation	42

4.8.	Brokers	42

ARTICLE V CONDUCT PRIOR TO THE EFFECTIVE TIME		42

5.1.	Conduct of Business of the Company and the Subsidiaries	42

5.2.	Restrictions on Conduct of Business of the Company and Subsidiaries	43

5.3.	Certain Limitations on Control	47

ARTICLE VI ADDITIONAL AGREEMENTS		47

6.1.	No Solicitation; Acquisition Proposals	47

6.2.	Access to Information	51

6.3.	Confidentiality; Public Disclosure	52

6.4.	Regulatory Approvals	52

6.5.	Cooperation	53

6.6.	Third-Party Consents; Notices	54

6.7.	Notice of Certain Matters	54

6.8.	Employees and Contractors	54

6.9.	Assumption of Certain Company RSUs and Related Matters	55

6.10.	Equity Spreadsheet	56

6.11.	Benefit Plans	56

6.12.	Indemnification	58

6.13.	Section 16 Matters	59

6.14.	Takeover Statutes	59

6.15.	Termination of Credit Agreement	59

6.16.	Certain Tax Certificates and Documents	59

6.17.	Rule 14d-10 Matters	59

6.18.	Confirmatory Assignments of Intellectual Property	60

6.19.	Stockholder Litigation	60

6.20.	Obligations of Merger Sub	60

ARTICLE VII CONDITIONS TO THE MERGER		60

7.1.	Conditions to Obligations of Each Party to Effect the Merger	60

ARTICLE VIII TERMINATION		61

8.1.	Termination	61

8.2.	Effect of Termination	62

8.3.	Expenses and Termination Fees	62

ARTICLE IX GENERAL PROVISIONS; DEFINITIONS		63

9.1.	Non-Survival of Representations and Warranties	63

9.2.	Notices	63

9.3.	Interpretation	64

9.4.	Amendment	65

9.5.	Extension; Waiver	65

9.6.	Counterparts	65

9.7.	Entire Agreement; Parties in Interest	65

9.8.	Assignment	66

9.9.	Severability	66

9.10.	Remedies Cumulative; Specific Performance	66

9.11.	Governing Law	66

9.12.	Rules of Construction	67

9.13.	WAIVER OF JURY TRIAL	67

9.14.	Certain Definitions	67

EXHIBITS

Exhibit A	-	Offer Conditions

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 27, 2015 (the “Agreement Date”), by and among Fortinet, Inc., a Delaware corporation (“Parent”), Malbrouck Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Meru Networks, Inc., a Delaware corporation (the “Company”).

RECITALS

A.	Parent desires to acquire the Company on the terms and subject to the conditions set forth herein.

B.	In furtherance of the acquisition of the Company by Parent, Parent proposes to cause Merger Sub to commence an offer (as it may be amended from time to time in accordance with this Agreement, the “Offer”) to purchase all of the outstanding shares of Company Common Stock at a price per share of Company Common Stock of $1.63net to the seller in cash, without interest and subject to any required withholding tax (such consideration, as it may be amended from time to time in accordance with this Agreement, the “Offer Price”), upon the terms and subject to the conditions set forth herein.

C.	Upon the terms and subject to the conditions set forth herein and in accordance with Section 251(h) of the DGCL, as soon as practicable following the purchase of Company Common Stock in the Offer, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent, and each outstanding share of Company Common Stock shall be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required withholding tax (the “Per Share Merger Consideration”), except for (i) shares of Company Common Stock held in the treasury of the Company, (ii) shares of Company Common Stock owned of record by Parent or any of its direct or indirect wholly owned Subsidiaries, including Merger Sub and (iii) Dissenting Shares.

D.	The board of directors of the Company (the “Company Board”) has unanimously (i) approved and declared advisable this Agreement, the Tender Agreements, the Offer, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”), (ii) declared that is in the best interests of the Company and the stockholders of the Company that the Company enter into this Agreement and consummate the Merger and the other Transactions and that the stockholders of the Company tender their shares of Company Common Stock pursuant to the Offer, in each case on the terms and subject to the conditions set forth herein, (iii) declared that the terms of the Offer and the Merger are fair to the Company and the stockholders of the Company (other than Parent and its subsidiaries) and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer.

E.	The board of directors of Merger Sub has approved and declared it advisable for Merger Sub to enter into this Agreement and the Tender Agreements and to consummate the Transactions upon the terms and subject to the conditions set forth herein.

F.	The board of directors of Parent has approved and declared it advisable for Parent to enter into this Agreement and the Tender Agreements and to consummate the Transactions upon the terms and subject to the conditions set forth herein.

G.	Concurrently with the execution of this Agreement and as a material inducement to the willingness of Parent to enter into this Agreement, the members of the Company Board are entering into tender agreements in a mutually agreed upon form (the “Tender Agreements”), pursuant to which, among other things, such stockholders are agreeing to tender their respective shares of Company Common Stock pursuant to the Offer upon the terms and subject to the conditions set forth therein.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

THE OFFER

1.1. The Offer.

(a) Commencement of the Offer. Subject to the terms and conditions hereof, within seven Business Days after the Agreement Date, Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer; provided that the Company agrees that no shares of Company Common Stock owned by the Company or any Subsidiary will be tendered pursuant to the Offer. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any shares of Company Common Stock tendered pursuant to the Offer are subject only to the satisfaction or waiver (to the extent permitted under this Agreement) of the conditions set forth in Exhibit A (as they may be amended from time to time in accordance with this Agreement, collectively, the “Offer Conditions”). Merger Sub expressly reserves the right, at any time, to, in its sole discretion, waive, in whole or in part, any Offer Condition or modify the terms of the Offer; provided that, except as otherwise permitted herein, without the prior written consent of the Company, Merger Sub shall not (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable pursuant to the Offer, (iii) modify or waive the Minimum Tender Condition, (iv) add to the conditions set forth in Exhibit A, or (v) otherwise amend the Offer in any manner that is material and adverse to the holders of shares of Company Common Stock.

(b) Expiration and Extension of the Offer. The Offer shall expire at midnight at the end of the date that is 20 Business Days after the commencement of the Offer (determined using Rule 14d-1(g)(3) under the Exchange Act) (such time, or such subsequent time to which the expiration of the Offer is extended in accordance with this Agreement, the “Expiration Time” and such date, or such subsequent date to which the expiration of the Offer is extended in accordance with this Agreement, the “Expiration Date”). Merger Sub may at any time extend the Offer for any period agreed by Parent and the Company. Merger Sub may, in its sole discretion and without the Company’s consent, (i) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or NASDAQ applicable to the Offer or as may be required by any other Governmental Entity or (ii) if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived, extend the Offer on one or more occasions in consecutive increments of up to 10 Business Days each (or such longer period as the parties hereto may agree) until such time as all Offer Conditions are satisfied or waived; provided that, without the Company’s written consent, Merger Sub shall not extend the Offer beyond the earlier of the End Date and the termination of this Agreement in accordance with Article VIII. If, as of the then-scheduled Expiration Time, (A) (I) the Minimum Tender Condition has been satisfied and (II) any other Offer Condition has not been satisfied or waived by Merger Sub, in its sole discretion, or (B) (I) the Minimum Tender Condition has not been satisfied and (II) all other Offer Conditions have been satisfied or waived by Merger Sub in its sole discretion, then on every occasion under clause (A) and on not more than two occasions under clause (B), in each case at the request of the Company, Merger Sub shall extend the Offer for an additional period of 10 Business Days (or such longer or shorter period as the parties hereto may agree); provided that Merger Sub shall not be required to extend the Offer beyond the earlier of the End Date and the termination of this Agreement in accordance with Article VIII.

(c) Consummation of the Offer; Payment. Upon satisfaction and/or waiver by Merger Sub of the Offer Conditions, Merger Sub shall, and Parent shall cause Merger Sub to, consummate the Offer as soon as practicable after the Expiration Time and thereafter pay for all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer (subject to any applicable Tax withholding pursuant to Section 2.11) as soon as practicable after the Expiration Time, but in any event no later than three Business Days after the consummation of the Offer. Parent shall provide or cause to be provided to Merger Sub (or to the depositary appointed pursuant to Section 2.8, on behalf of Merger Sub) on a timely basis the consideration necessary to pay for any shares of Company Common Stock that Merger Sub accepts for payment pursuant to the Offer.

(d) Termination of the Offer. Merger Sub shall not terminate or withdraw the Offer prior to the Expiration Time without the prior written consent of the Company, except in the event that this Agreement is terminated in accordance with Article VIII, in which event Merger Sub shall (and Parent shall cause Merger Sub to) promptly (and in any event within two Business Days of such termination), irrevocably and unconditionally terminate the Offer. If the Offer is terminated or withdrawn, Merger Sub shall return, and shall cause any depositary acting on its behalf to return, all shares of Company Common Stock tendered pursuant to the Offer to the registered holders thereof.

(e) Offer Documents. On the date of the commencement of the Offer, Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”), which shall contain an offer to purchase and a related letter of transmittal and summary advertisement and other appropriate ancillary offer documents (such Schedule TO and documents, together with all amendments, supplements and exhibits thereto, collectively, the “Offer Documents”), and cause the Offer Documents to be disseminated to the stockholders of the Company as and to the extent required by Applicable Law. The Company shall promptly upon request furnish to Parent and Merger Sub all information concerning the Company required by Applicable Law to be set forth in the Offer Documents. Parent and Merger Sub shall cause the Offer Documents to comply in all material respects with the Exchange Act and all other Applicable Law. Each of Parent, Merger Sub and the Company shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall amend or supplement the Offer Documents and cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to the stockholders of the Company, in each case as soon as reasonably practicable and as and to the extent required by Applicable Law. Parent and Merger Sub shall promptly notify the Company upon the receipt of any comments from, or material discussions with, the SEC with respect to the Offer Documents, or any request from the SEC for amendments or supplements to the Offer Documents, and shall promptly provide the Company with copies of all correspondence between them and their Representatives, on the one hand, and the SEC, on the other hand. Prior to the filing of the Offer Documents (including any amendment or supplement thereto) with the SEC or dissemination thereof to the stockholders of the Company, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Merger Sub shall give reasonable and good faith consideration to any such comments. The Company hereby consents to the inclusion in the Offer Documents of the Company Board Recommendation.

1.2. Company Actions.

(a) Approval. The Company hereby approves and consents to the Transactions. The Company represents that it has been advised that all of its directors and officers who own shares of Company Common Stock intend to tender such shares pursuant to the Offer.

(b) Schedule 14D-9. The Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, together with any supplements, amendments and exhibits thereto, the “Schedule 14D-9”) containing, subject to Section 6.1(d), the Company Board Recommendation and a notice of appraisal rights as contemplated by Section 262(d)(2) of the DGCL, which filing shall be made on the date that the Offer Documents are filed with the SEC and shall mail the Schedule 14D-9 to the stockholders of the Company as and to the extent required by Applicable Law. The Company shall cause the Schedule 14D-9 to comply in all material respects with Applicable Law. Parent and Merger Sub shall promptly upon request furnish to the Company all information concerning Parent and Merger Sub required to be set forth in the Schedule 14D-9 to comply with Rule 14d-9 under the Exchange Act. Each of the Company, Parent and Merger Sub shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall amend or supplement the Schedule 14D-9 and cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the stockholders of the Company, in each case as soon as reasonably practicable and as and to the extent required by Applicable Law; provided that the Company shall ensure that any such amended or supplemental filing of the Schedule 14D-9 shall not waive, extend or restart the notice period for purposes of Section 262(d)(2) of the DGCL unless otherwise required by Applicable Law. The Company shall promptly notify Parent upon the receipt of any comments from, or material discussions with, the SEC with respect to the Schedule 14D-9, or any request from the SEC for amendments or supplements to the Schedule 14D-9, and shall promptly provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand. Prior to the filing of the Schedule 14D-9 (including any amendment or supplement thereto) with the SEC or mailing thereof to the stockholders of the Company, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent and its counsel a reasonable opportunity to review and comment on such Schedule 14D-9 or response, and the Company shall give reasonable and good faith consideration to any such comments.

(c) Stockholder Lists. In connection with the Offer and the Merger, the Company shall cause its transfer agent to furnish Parent and Merger Sub promptly following the date hereof with mailing labels containing the names and addresses of the record holders of Company Common Stock as of the latest practicable date and of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information reasonably requested by Parent that is in the Company’s possession or control regarding the beneficial owners of Company Common Stock, in each case as of the latest date practicable, and shall furnish to Parent and Merger Sub such information and assistance (including periodically updated lists of stockholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer to the stockholders of the Company. Subject to Applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Merger, Parent and Merger Sub and their agents (x) shall hold in confidence the information contained in any such labels, listings and files and will use such information only in connection with the Offer and the Merger and (y) following the termination of this Agreement, shall promptly, at the election of Parent, deliver to the Company or destroy, and will use their reasonable best efforts to cause their agents to promptly deliver to the Company or destroy, all copies and any extract or summaries of such information then in their possession or control and certify in writing by a duly authorized officer of Parent to the Company that all such material has been so returned or destroyed.

1.3. Directors.

(a) Effective upon the consummation of the Offer and from time to time thereafter, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to this Section 1.3) and (ii) the percentage of the total outstanding shares of Company Common Stock then beneficially owned by Parent and/or Merger Sub (including shares accepted for payment pursuant to the Offer), and the Company shall cause Parent’s designees to be elected or appointed to the Company Board, including by increasing the number of directors, filling vacancies or newly created directorships on the Company Board, and seeking and accepting resignations of incumbent directors (with such method to be by the election of Parent, including the selection of the individuals designated for resignation). At each such time, the Company shall also cause individuals designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on (A) each committee of the Company Board and (B) as requested by Parent, the board of directors (or equivalent governing body) and each committee thereof of each Subsidiary that represents the same percentage as such individuals represent on the Company Board.

(b) The Company shall, upon request of Parent at any time following the consummation of the Offer, promptly effect the appointment of Parent’s designees and take the actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in order to fulfill its obligations under this Section 1.3(b), including mailing the information statement contemplated by Rule 14f-1 under the Exchange Act (the “Information Statement”) to the stockholders of the Company. Parent shall supply to the Company any information with respect to itself and its nominees, officers, directors and Affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The rights set forth in this Section 1.3 are in addition to, and shall not limit, any rights that any of Parent, Merger Sub or any of their respective Affiliates may have as a holder or beneficial owner of shares of Company Common Stock as a matter of Applicable Law with respect to the election of directors or otherwise.

(c) Following the appointment or election of Parent’s designees to the Company Board pursuant to this Section 1.3 (if applicable) and prior to the Effective Time, the affirmative vote of a majority of the Continuing Directors then in office (or, if there shall only be one or two Continuing Directors then in office, all of such Continuing Directors then in office) shall be required to authorize the Company to (and such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize the Company to, except as otherwise required by Applicable Law) (i) amend or terminate this Agreement, (ii) exercise or waive any of the Company’s rights, benefits or remedies under this Agreement, (iii) extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub, (iv) amend its certificate of incorporation or bylaws, or comparable organizational or governing documents (except to the extent provided for by this Agreement), (v) authorize any agreement between the Company and any of its Subsidiaries, on the one hand, and Parent, Merger Sub or any of their Affiliates (other than the Company and its Subsidiaries), on the other hand, or (vi) make any other consent by the Company with respect to the Offer, the Merger or any of the other Transactions.

(d) “Continuing Director” means a member of the Company Board who is a member of the Company Board on the Agreement Date (or if the Agreement Date precedes the 2015 annual meeting of stockholders of the Company, who is a nominee of the Company elected to the Company Board at such annual meeting) and who is an independent director, and eligible to serve on the

Company’s audit committee, for purposes of Rule 10A-3 under the Exchange Act and the continuing listing requirements of NASDAQ. If the number of directors who are Continuing Directors is at any time prior to the Effective Time less than three, the remaining Continuing Directors shall be entitled to designate an individual to fill such vacancy who is not a current or former director, employee or consultant of Parent or any of its Subsidiaries or of the Company or any of its Subsidiaries (a “Parent Insider”) and who shall be deemed a Continuing Director for all purposes of this Agreement, and the Company shall cause such designee to be appointed to the Company Board. If, notwithstanding compliance with the foregoing provisions, at any time prior to the Effective Time there are no Continuing Directors of the Company, then the other directors on the Company Board shall designate and appoint to the Company Board three individuals who are not Parent Insiders, each of which shall thereafter be a Continuing Director for so long as he or she is a member of the Company Board. The Continuing Directors shall have the authority to retain such counsel (which may include current counsel to the Company) and other advisors at the reasonable expense of the Company as determined by the Continuing Directors to advise them in their capacity as directors of the Company, and the authority to institute any action on behalf of the Company to enforce performance of this Agreement.

ARTICLE II

THE MERGER; EFFECTS OF THE MERGER

2.1. The Merger. At the Effective Time, upon the terms and subject to the conditions set forth herein, the certificate of merger in a mutually agreed upon form (the “Certificate of Merger”), which shall include the form of certificate of incorporation of the Surviving Corporation, and the applicable provisions of the DGCL, Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.” The Merger shall be governed by Section 251(h) of the DGCL and shall be effected without the adoption of this Agreement by the stockholders of the Company; provided that if, notwithstanding such express election to cause the Merger to be governed by Section 251(h) of the DGCL, the Merger may not be effected pursuant to Section 251(h) of the DGCL for any reason, then the parties hereto shall cause the consummation of the Merger as promptly as practicable following the consummation of the Offer.

2.2. Closing. Unless this Agreement is terminated in accordance with Article VIII, the closing of the Merger (the “Closing”) shall take place at a time and date to be specified by the parties hereto that will be no later than the fifth Business Day after the satisfaction or waiver of each of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or at such other time as the parties hereto agree in writing. The Closing shall take place at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California, or at such other location as the parties hereto agree in writing. The date on which the Closing occurs is sometimes referred to as the “Closing Date.”

2.3. Effective Time. Promptly following the Closing, Merger Sub and the Company shall cause the Certificate of Merger to be filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of acceptance by the Secretary of State of the State of Delaware of such filing, or such later time as may be agreed by Parent and the Company and specified in the Certificate of Merger, the “Effective Time”).

2.4. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided herein, in the Certificate of Merger and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, privileges, powers and franchises of the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company shall become debts, liabilities and duties of the Surviving Corporation.

2.5. Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the certificate of incorporation of the Company shall be amended in its entirety to read as set forth in Attachment A to the Certificate of Merger, until thereafter amended as provided by the DGCL and such certificate of incorporation.

(b) Prior to the Effective Time, the Company shall take all necessary action to cause the bylaws of the Surviving Corporation to be, effective as of the Effective Time, amended and restated in their entirety to read as set forth in a mutually agreed upon form.

2.6. Directors and Officers. Prior to the Effective Time:

(a) the parties hereto shall take all necessary action to:

(i) cause the members of the board of directors of Merger Sub immediately prior to the Effective Time to be, effective as of the Effective Time, appointed as the sole members of the board of directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation; and

(ii) cause the officers of Merger Sub immediately prior to the Effective Time to be, effective as of the Effective Time, appointed as the sole officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation; and

(b) subject to Section 1.3, upon Parent’s request, the Company shall obtain a written letter of resignation from each of the directors and officers of the Company and from each of the directors and officers of each Subsidiary, which resignation shall be conditioned upon, and effective as of, the Effective Time.

2.7. Effect on Company Capital Stock, Company Options, Company RSUs, Company PSUs and Company Warrants.

(a) Upon the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any action on the part of any party hereto, any holder of Company Capital Stock or any other Person:

(i) Company Common Stock. Each (i) share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, shares of Company Common Stock owned of record by Parent or any of its direct or indirect wholly owned Subsidiaries, including Merger Sub, and shares cancelled pursuant to Section 2.7(b)) and each (ii) Company RSU and Company PSU that is otherwise accelerated or vested prior to the Effective Time under the agreements set forth on Schedule 2.7 shall be automatically (A) converted into the right to receive, subject to and in accordance with Section 2.8, an amount of cash equal to the Per Share Merger Consideration, without interest and subject to any required withholding tax and (B) cancelled and no longer be deemed outstanding, and the holders thereof shall not have any rights with respect thereto, except the right to receive the Per Share Merger Consideration, without interest and subject to any required withholding tax, upon surrender of Certificates and/or Uncertificated Shares in accordance with Section 2.8.

(ii) Company Options. No Company Option shall be assumed, substituted or converted by Parent. At the Effective Time, by virtue of the Merger and without the need for any further action on the part of the holder thereof, each Company Option that is unexpired, unexercised and outstanding immediately prior to the Effective Time, subject to and in accordance with Section 2.8, shall be cancelled and converted into and represent the right to receive the applicable Cash-Out Amount from Parent for such Company Option; provided that the Surviving Corporation and Parent shall be entitled to deduct and withhold from such Cash-Out Amount the amount of any required withholding tax. The Cash-Out Amount payable pursuant to this Section 2.7(a)(ii) shall be rounded to the nearest cent and computed after aggregating cash amounts for all Company Options represented by a particular grant held by such Person. For clarity, if the exercise price per share of a Company Option is equal to or greater than the Per Share Merger Consideration, the Cash-Out Amount for, and the intrinsic value of, such Company Option shall be zero and such Company Option shall be cancelled for no consideration at the Effective Time.

(iii) Company RSUs held by Continuing Employees. Each unvested Company RSU held by a Continuing Employee that is outstanding immediately prior to the Effective Time (each, a “Rollover RSU”) shall on the terms and subject to the conditions set forth herein be assumed and converted by Parent in accordance with Section 6.9.

(iv) Company RSUs held by Persons other than Continuing Employees. Each Company RSU that is not a Rollover RSU shall not be assumed, substituted or converted by Parent. At the Effective Time, by virtue of the Merger and without the need for any further action on the part of the holder thereof, each such Company RSU that has not yet been settled, shall, by virtue of the Merger and without any further action on the part of any holder thereof, be cancelled and extinguished for no consideration.

(v) Company PSUs. Each Company PSU shall not be assumed, substituted or converted by Parent. At the Effective Time, by virtue of the Merger and without the need for any further action on the part of the holder thereof, each such Company PSU that has not yet been settled, shall, by virtue of the Merger and without any further action on the part of any holder thereof, be cancelled and extinguished for no consideration.

(vi) Company Warrants. Each Company Warrant that is unexpired, unexercised and outstanding immediately prior to the Effective Time, shall, by virtue of the Merger and without any further action on the part of any holder thereof, be cancelled and extinguished and shall not be assumed by Parent, and no such Company Warrant shall be substituted with any equivalent right to purchase Parent Common Stock.

(vii) The Company shall take such actions as are necessary to approve and effectuate the treatment of the Company RSUs, Company PSUs and Company Warrants hereunder, including making any determinations and/or resolutions of the Company Board or any committee thereof as may be necessary under any Company Option Plan, stock option agreement or restricted stock unit award agreement. The Company shall also terminate the Company Option Plans as of the Effective Time.

(b) Cancellation of Company Capital Stock Owned by the Company. At the Effective Time, each share of Company Capital Stock owned by the Company as treasury stock immediately prior to the Effective Time shall be cancelled without any conversion thereof or payment of any cash or other property or consideration therefor and shall cease to exist.

(c) Capital Stock of Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or any other Person, each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation (and the shares of common stock of the Surviving Corporation into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). From and after the Effective Time, each certificate evidencing ownership of a number of shares of Merger Sub common stock will evidence ownership of such number of shares of common stock of the Surviving Corporation.

(d) Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock occurring after the Agreement Date and prior to the Effective Time, all references to the Offer Price, the Per Share Merger Consideration or to any specified numbers of shares of any class or series affected thereby, and all calculations that are based upon such numbers affected thereby, shall be equitably adjusted to the extent necessary to provide the parties hereto the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(e) Appraisal Rights. Notwithstanding anything to the contrary contained herein, if any stockholder of the Company that is entitled to assert appraisal rights properly demands to be paid the “fair value” of such holder’s shares of Company Capital Stock in accordance with the DGCL and complies with all conditions and obligations of Section 262 of the DGCL, including that such perfected appraisal rights are not effectively withdrawn or lost, each Dissenting Share held by such Dissenting Stockholder shall not be converted at the Effective Time into the right to receive the Per Share Merger Consideration, but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares. The Company shall give Parent (i) prompt notice of any such demands received by the Company, including any stockholder’s notice of their intent to demand payment pursuant to the DGCL that the Company receives, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company, and (ii) the right to direct all negotiations and proceedings with respect to such demands under the DGCL. The Company shall not, except with the prior written consent of Parent make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. If, as of the Effective Time, any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost the right to seek appraisal rights, the Dissenting Shares held by such Dissenting Stockholder shall immediately be converted into the right to receive the Per Share Merger Consideration in respect of such shares as if such shares never had been Dissenting Shares, and Parent shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 2.8(c), following the satisfaction of the applicable conditions set forth in Section 2.8(c), the amount of cash to which such holder would be entitled in respect thereof under Section 2.7(a) as if such shares never had been Dissenting Shares (and all such cash shall be deemed for all purposes of this Agreement to have become deliverable to such holder pursuant to Section 2.7(a)).

2.8. Surrender of Certificates.

(a) Depositary and Paying Agent. Such agent or agents as may be appointed by Parent or Merger Sub shall act as the depositary in connection with the Offer and as the paying agent (the “Paying Agent”) in connection with the Merger.

(b) Deposit of Cash. At or prior to the Effective Time, Parent shall, or shall cause a direct or indirect subsidiary of Parent to, deposit with the Paying Agent for exchange in accordance with this Article II the aggregate amount of cash payable pursuant to Section 2.7(a)(i) and Section 2.7(a)(ii) (provided that the cash payable pursuant to Section 2.7(a)(ii) may instead be paid directly by either Parent through its payroll provider or, if so directed by Parent, by the Surviving Corporation through its payroll provider).

(c) Exchange Procedures. On the Closing Date, Parent shall instruct the Paying Agent to mail, promptly following the Effective Time, to each holder of record of a certificate or certificates (“Certificates”) and each holder of record of book-entry shares (“Uncertificated Shares”) that, in each case, immediately prior to the Effective Time represented outstanding shares of Company Capital Stock, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to any Certificates surrendered therewith shall pass, only upon proper delivery of such Certificates to the Paying Agent and shall contain such other provisions as Parent may reasonably specify) and (ii) instructions for use of such letter of transmittal in effecting surrender of Certificates and/or Uncertificated Shares in exchange for the cash payable pursuant to Section 2.7(a). Upon surrender of a Certificate for cancellation to the Paying Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, or upon receipt by the Paying Agent of an appropriate agent’s message in the case of book-entry transfer of Uncertificated Shares, each holder of such Certificate or such Uncertificated Shares shall be entitled to receive in exchange therefor a check for the cash amount that such holder has the right to receive pursuant to Section 2.7(a) in respect of the Company Capital Stock represented by such Certificate or such Uncertificated Shares as soon as reasonably practicable following the date of such surrender. The Certificate or Uncertificated Shares so surrendered shall forthwith be cancelled. Until so surrendered, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the right to receive the cash pursuant to Section 2.7(a), except as provided in Section 2.7(e).

(d) No Interest. No interest will be paid or accrued on any cash payable pursuant to Section 2.7(a) or otherwise in connection with the Merger.

(e) Transfers of Ownership. If any cash amount payable pursuant to Section 2.7(a) is to be paid to a Person other than the Person to which the Certificate or Uncertificated Shares surrendered in exchange therefor is registered, it shall be a condition of the payment thereof that the Certificate or Uncertificated Shares so surrendered shall, as applicable, be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Parent or any agent designated by it any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of the Certificate or Uncertificated Shares surrendered, or established to the satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.

(f) No Liability. Notwithstanding anything in this Section 2.8 to the contrary, none of the Paying Agent, the Surviving Corporation and any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

(g) Unclaimed Cash. Any portion of funds held by the Paying Agent that has not been delivered to any holders of Certificates or Uncertificated Shares pursuant to this Article II within six months after the Effective Time shall promptly be paid to Parent, and thereafter each holder of a Certificate or Uncertificated Shares who has not theretofore complied with the exchange procedures set forth in and contemplated by Section 2.8(c) shall look only to Parent (subject to abandoned property, escheat and similar laws) for its claim, only as a general unsecured creditor thereof, to the cash payable to such holder pursuant to Section 2.7(a). Notwithstanding anything herein to the contrary, if any Certificate or Uncertificated Shares have not been surrendered prior to the fifth anniversary of the Effective Time (or immediately prior to such earlier date on which the cash contemplated by Section 2.7(a) in respect of such Certificate or Uncertificated Shares would otherwise escheat to, or become the property of, any Governmental Entity), any amounts payable in respect of such Certificate or Uncertificated Shares shall, to the extent permitted by Applicable Law, become the property of Parent, free and clear of all claims or interests of any Person previously entitled thereto.

2.9. No Further Ownership Rights in Company Capital Stock. All cash paid or payable following the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof shall be so paid or payable in full satisfaction of all rights pertaining to such shares, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Uncertificated Shares are presented to the Surviving Corporation for any reason, such Certificate or Uncertificated Shares shall be cancelled and exchanged as provided in this Article II.

2.10. Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such Certificate, following the making of an affidavit of that fact by the record holder thereof, such cash as may be required pursuant to Section 2.7(a) in respect of such Certificate; provided that Parent or the Paying Agent may, in its respective discretion and as a condition precedent to the issuance thereof, require the record holder of such Certificate to deliver a bond in such sum as Parent or the Paying Agent may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation, the Paying Agent and/or any of their respective Representatives with respect to such Certificate.

2.11. Withholding Rights. Parent, the Surviving Corporation, their respective Subsidiaries and the Paying Agent shall be entitled to deduct and withhold from the cash otherwise payable under this Agreement, from shares deliverable upon settlement of Rollover RSUs assumed by Parent pursuant to this Agreement, and from any other payments otherwise required pursuant to this Agreement, to any holder of any shares of Company Capital Stock, any Company Options, any Company RSUs, any Certificates or any Uncertificated Shares such amounts as any of Parent, the Surviving Corporation, their respective Subsidiaries or the Paying Agent is required to deduct and withhold with respect to any such deliveries and payments under the Code or any other Applicable Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such holders in respect of which such deduction and withholding was made.

2.12. Tax Consequences. The parties hereto intend the Merger to be a taxable sale of the Company Capital Stock by the stockholders of the Company. Parent makes no representations or warranties to the Company or to any holder of Company Capital Stock, Company Options or Company RSUs regarding the Tax treatment of the Merger, or any Tax consequences to the Company or any such holder arising in connection with this Agreement, the Merger or any of the other Transactions. The Company acknowledges that the Company and such holders are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other Transactions.

2.13. Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes hereof and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, except to the extent inconsistent with this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure letter of the Company delivered to Parent and Merger Sub concurrently with the execution of this Agreement (the “Company Disclosure Letter”) that correspond to the representations and warranties set forth in this Article III (each of which exceptions, in order to be effective, shall clearly indicate the Section and, if applicable, the subsection of this Article III to which it corresponds (unless and to the extent the relevance of such disclosure to other representations and warranties set forth in this Article III is reasonably apparent from the actual text of the disclosed exception, in which case such disclosed exception shall be deemed so applicable to such other representations and warranties set forth in this Article III)), and (b) as expressly disclosed in any Company SEC Reports on Form 10-K, Form 10-Q, Form 8-K or Form DEF 14A filed with, or furnished to, the SEC by the Company and publicly available prior to the Agreement Date (without giving effect to any amendment thereof filed with or furnished to the SEC on or after the Agreement Date and excluding any disclosures set forth therein to the extent they constitute general cautionary, predictive or forward-looking statements (including under the captions “Risk Factors”, “Forward-Looking Statements” or “Management Discussion and Analysis of Financial Condition and Results of Operations”) and also excluding any trends regarding, or other extrapolations or predictions of, future financial condition or results that may be derived from historical financial information or disclosures under the caption “Management Discussion and Analysis of Financial Condition and Results of Operations”, but being understood that this clause (b) shall not be applicable to Section 3.1, Section 3.2 or Section 3.3), the Company represents and warrants to Parent and Merger Sub as follows:

3.1. Organization, Standing and Power; Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each Subsidiary is an entity that is duly organized or formed, validly existing and in good standing under the laws of its jurisdiction of organization or formation (except, in the case of good standing, any jurisdiction that does not recognize such concept). The Company and each Subsidiary has the corporate or other applicable power to own its properties and to conduct the Business and is duly qualified or licensed to do business and is in good standing in each jurisdiction where such qualification is required by Applicable Law (to the extent the concept is recognized by such jurisdiction), except where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to (i) have a Company Material Adverse Effect or (ii) become materially adverse to the ability of the Company to consummate the Transactions on a timely basis. The Company is not in violation in any material respect of any of the provisions of its certificate of incorporation or bylaws.

(b) The Company has made available to Parent a true, correct and complete copy of the certificate of incorporation and bylaws or other equivalent organizational or governing documents, as applicable, of the Company and each Subsidiary, in each case as amended to date. No Subsidiary that conducts material operations of the Business or holds title to material assets is in violation in any material respect of any of the provisions of its certificate of incorporation or bylaws or equivalent organizational or governing documents. Schedule 3.1(b)(ii) sets forth a true, correct and complete list of the Subsidiaries and their respective jurisdictions of organization or formation. All of the issued and outstanding shares of capital stock of each Subsidiary are duly authorized, validly issued, fully paid and non-assessable (in any jurisdiction that recognizes such concepts), are owned by the Company or another Subsidiary free and clear of all Encumbrances other than Permitted Encumbrances, and are not subject to any preemptive right or right of first refusal, other than in favor of the Company or a Subsidiary, created by statute, the certificate of incorporation and bylaws or other equivalent organizational or governing documents, as applicable, of such Subsidiary or any Contract to which the Company or such Subsidiary is a party or by which it is bound. There are no outstanding subscriptions, options, warrants, “put” or “call” rights, exchangeable or convertible securities or other Contracts to which the Company or any Subsidiary is party or by which the Company or any Subsidiary is bound with respect to the issued or unissued capital stock or other securities of any Subsidiary, or otherwise obligating the Company or any Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire or sell any such securities, including any stockholder rights plans, “poison pill” anti-takeover plans or other similar devices. Other than the Subsidiaries, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Person. There are no outstanding obligations of the Company or any of the Subsidiaries under any Contract to which it is a party or by which it is bound to make any loan to, or any equity or other investment (in the form of a capital contribution or otherwise) in, any other Person (other than the Company or a Subsidiary) in an amount in excess of $100,000 in respect of any single Person.

3.2. Capital Structure.

(a) The authorized capital stock of the Company consists solely of (i) 150,000,000 shares of Company Common Stock and (ii) 5,000,000 shares of Company Preferred Stock. As of the date that is two Business Days before the Agreement Date (the “Capitalization Date”), a total of 24,497,744 shares of Company Common Stock were issued and outstanding, and no shares of Company Preferred Stock were issued and outstanding. The Company has not designated, authorized or issued any other shares of capital stock. The Company holds no shares of Company Common Stock in its treasury as of the Capitalization Date. As of the Capitalization Date, the Company has reserved 10,952,146 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Option Plans, of which 2,151,229 shares are subject to outstanding and unexercised Company Options, 2,482,141 shares are subject to outstanding Company RSUs, 429,500 shares are subject to outstanding Company PSUs and 1,734,776 shares remain available for issuance thereunder. As of the Capitalization Date, the Company has reserved 1,725,934 shares of Company Common Stock for issuance to employees pursuant to the Company ESPP, of which 240,519 shares remain available for issuance thereunder. As of the Capitalization Date, the Fully-Diluted Company Common Stock is 30,596,052. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of all Encumbrances, preemptive rights, rights of first refusal and “put” or “call” rights created by statute, the certificate of incorporation or bylaws of the Company or any Contract to which the Company is a party or by which it is bound. There is no liability for dividends accrued and unpaid by the Company or any Subsidiary. There are no shares of Company Capital Stock that have become outstanding since the Capitalization Date other than pursuant to the exercise of Company Options or the settlement of Company RSUs, in each case, outstanding on the Capitalization Date and included in the amounts set forth above or granted in accordance with Section 5.2, or pursuant to the exercise of options under the Company ESPP and included in the amounts set forth above and issued in accordance this Agreement. No Subsidiary owns any shares of Company Capital Stock.

(b) The Company has no Company Options, Company RSUs or Company PSUs other than those granted pursuant to the Company Option Plans. Schedule 3.2(b) (the “Equity Spreadsheet”) sets forth a true, correct and complete list as of the Capitalization Date of (i) all holders of any Unvested Company Shares, including the number and kind of shares of Company Capital Stock unvested as of the Capitalization Date, the purchase price paid per share, and the repurchase price payable per unvested share; (ii) all holders of outstanding Company Options, including the number of shares of Company Common Stock subject to each such option, the date of grant, the extent vested as of the Capitalization Date, the exercise price per share, the vesting schedule for any Company Options for which the exercise price is less than the Per Share Merger Consideration, whether the holder thereof is an employee of the Company, the Tax status of such option under Section 422 of the Code and the country of residence of each such holder; (iii) all holders of Company RSUs and Company PSUs, including the number of shares of Company Common Stock remaining subject to issuance under such Company RSUs and Company PSUs, the vesting schedule of such Company RSUs and Company PSUs (including any applicable performance metrics and the terms of any acceleration thereof), the plan from which such Company RSU or Company PSU was granted, whether such holder is an employee of the Company and the country of residence of each such holder; and (iv) all holders of outstanding Company Warrants, including the number of shares and type of Company Capital Stock subject to each such warrant, the date of grant and the exercise price per share and the term of each such Company Warrant. All issued and outstanding shares of Company Capital Stock and all outstanding Company Options, Company RSUs and Company PSUs were issued, and all repurchases of Company securities were made, in material compliance with all Applicable Law and all requirements set forth in applicable Contracts. As of the Closing, the Equity Spreadsheet shall be a true, correct and complete report of all of the items required to be included therein pursuant to Section 6.10(i). All shares that may be issued upon the exercise of Company Options, pursuant to rights to purchase shares of Company Common Stock under the ESPP or settlement of Company RSUs or Company PSUs will, if and when issued, be validly issued in material compliance with all Applicable Law and all requirements set forth in applicable Contracts.

(c) No Company Debt (i) having the right to vote on any matters on which stockholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company (collectively, “Company Voting Debt”), is issued or outstanding as of the Agreement Date.

(d) Except for (i) the Company’s right to repurchase any Unvested Company Shares listed in the Equity Spreadsheet, (ii) the rights to acquire shares of Company Common Stock pursuant to the Company ESPP, (iii) the Company Options listed in the Equity Spreadsheet, (iv) the Company RSUs and Company PSUs listed in the Equity Spreadsheet and (v) the Company Warrants listed in the Equity Spreadsheet, as of the Agreement Date, there are no options, restricted stock units, shares of phantom stock, other equity-based awards relating to the shares of Company Common Stock (whether settled in shares of Company Common Stock or cash), warrants, puts, calls, rights or Contracts of any character to which the Company is a party or by which it is bound obligating the Company to grant, issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Company Capital Stock, any options, restricted stock units or warrants to purchase or acquire any Company Capital Stock or other securities of the Company, or any Company Voting Debt, or obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such option, restricted stock unit, warrant, put, call, right or Contract. Except as expressly provided for in this Agreement, there are no Contracts currently in effect relating to voting, purchase or sale of any Company Capital Stock (A) between or among the Company and any of the stockholders of the Company, other than written Contracts granting the Company the right to purchase Unvested Company Shares upon termination of employment or service, or (B) to the knowledge of the Company, between or among any of the stockholders of the Company. The terms of each of the Company Option Plans and the applicable stock option agreements and restricted stock unit award agreements permit the treatment of each Company Option, each Company RSU and each Company PSU as provided in Section 2.7(a) and Section 6.9, without the consent or approval of the holders thereof, the stockholders of the Company or otherwise. No change in the price, exercise period or other modifications (excluding, for this purpose, acceleration as disclosed on Schedule 3.13(k)(ii)) in the terms of any Company Option, Company RSU, Company PSU, Company Warrant, put, call or other right, in any such case will arise in connection with the Merger or any other transaction contemplated by this Agreement or upon termination of employment or service with the Company or any Subsidiary, or with Parent or any subsidiary, following the Merger or otherwise. True, correct and complete copies of each Company Option Plan, the standard form of all Contracts relating to or issued under each Company Option Plan and all agreements and instruments relating to or issued under each Company Option Plan, Company Options,

Company RSUs or Company PSUs that differ in any material respect from such standard form agreements have been made available to Parent, and such agreements and instruments have not been amended, modified or supplemented since being made available to Parent, and there are no agreements, understandings or commitments to amend, modify or supplement such agreements or instruments in any case from those made available to Parent.

3.3. Authority; Non-contravention.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions, subject, in the case of the Merger under Section 251(h) of the DGCL, to the satisfaction of the conditions of Section 251(h) of the DGCL. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and, assuming the conditions of Section 251(h) of the DGCL have been satisfied with respect to the Merger, no approval or other action on the part of the stockholders of the Company or any other corporate proceeding on the part of the Company is necessary to adopt or authorize this Agreement or to consummate the Transactions (other than the filing of the Certificate of Merger pursuant to Section 2.3). This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery thereof by each of the other parties hereto, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) Applicable Law governing specific performance, injunctive relief and other equitable remedies. The Company Board, by resolutions duly adopted on or prior to the date hereof (and not thereafter modified or rescinded) by the unanimous vote of the full Company Board, has (i) approved and declared advisable this Agreement, the Tender Agreements, the Offer, the Merger and the other Transactions, (ii) declared that is in the best interests of the Company and the stockholders of the Company (other than Parent and its subsidiaries) that the Company enter into this Agreement and consummate the Merger and the other Transactions and that the stockholders of the Company tender their shares of Company Common Stock pursuant to the Offer, in each case on the terms and subject to the conditions set forth herein, (iii) declared that the terms of the Offer and the Merger are fair to the Company and the stockholders of the Company (other than Parent and its subsidiaries) and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer (collectively, the “Company Board Recommendation”).

(b) Assuming the conditions of Section 251(h) of the DGCL have been satisfied with respect to the Merger, the execution and delivery of this Agreement by the Company do not, and the consummation of the Merger and the other Transactions will not, (i) result in the creation of any Encumbrance on any of the material properties or assets of the Company or any Subsidiary or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the certificate of incorporation or bylaws or other equivalent organizational or governing documents of the Company or any Subsidiary, in each case as amended to date, (B) any Applicable Law or (C) any Material Contract, other than, in the case of clauses (B) and (C) of this Section 3.3(b), such conflicts, violations, defaults, Encumbrances, terminations, cancellations, accelerations, losses, consents, approvals or waivers as would not, individually or in the aggregate, reasonably be expected to (A) be material to the Company or the Subsidiaries, taken as a whole, or (B) prevent, materially alter or materially delay any of the Transactions within the respective time frames in which the Transactions would otherwise be consummated in the absence of the need for such consent, approval or waiver.

(c) No consent, approval, order, authorization, release or waiver of, or registration, notification, declaration or filing with, any Governmental Entity is required by or with respect to the Company or any Subsidiary in connection with the execution and delivery of this Agreement or the consummation of the Merger and the other Transactions, except for (i) the filing of the Certificate of Merger pursuant to Section 2.4, (ii) such filings and notifications as may be required under any applicable foreign Antitrust Law and the expiration or early termination of applicable waiting periods under any applicable foreign Antitrust Law, (iii) the filing with the SEC of the Schedule 14D-9 and, if Parent designates directors to the Company Board pursuant to Section 1.3, the Information Statement and such other reports and filings as may be required under the Exchange Act, (iv) such other filings and notifications as may be required under federal, state (including “blue sky”) or foreign securities laws or the rules and regulations of NASDAQ and (v) such other consents, approvals, orders, authorizations, releases, waivers, registrations, notifications, declarations or filings that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to (A) be material to the Company or the Subsidiaries, taken as a whole, or (B) prevent, materially alter or materially delay any of the Transactions within the respective time frames in which the Transactions would otherwise be consummated in the absence of the need for such consent, approval or waiver.

(d) Subject to the accuracy of the representation and warranty set forth in Section 4.4, the approval of this Agreement and the Transactions by the Company Board constitute all of the approvals that are necessary to render the restrictions on “business combinations” with “interested stockholders” set forth in Section 203 of the DGCL (as such terms are defined therein) inapplicable to this Agreement, the Merger and the other Transactions, and represent the only action necessary to ensure that Section 203 of the DGCL does not and will not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger or the other Transactions. No other state takeover or similar statute or regulation is applicable to this Agreement, the Merger or the other Transactions.

3.4. SEC Filings; Financial Statements; Internal Controls.

(a) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, schedules, reports and documents (including items incorporated by reference) required to be so filed or furnished by the Company with the SEC since January 1, 2012. All such required forms, statements, schedules, reports and documents (including those that the Company may file following the Agreement Date) are referred to herein as the “Company SEC Reports.” As of their respective dates, the Company SEC Reports (i) as applicable, complied, or will comply when filed, in all material respects with the requirements of the Securities Act or the Exchange Act and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the Agreement Date, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the Agreement Date by a subsequently filed Company SEC Report. None of the Subsidiaries is required to file any forms, reports or other documents with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (collectively, the “Financial Statements”), including each Company SEC Report filed after the Agreement Date until the Closing, at the time filed (i) complied (or, in the case of Financial Statements included in Company SEC Reports filed after the Agreement Date, will comply) in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) were (or, in the case of Financial Statements included in Company SEC Reports filed after the Agreement Date, will be) prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act) and (iii) fairly presented in all material respects (or, in the case of Financial Statements included in Company SEC Reports filed after the Agreement Date, will fairly present in all material respects) the consolidated financial position of the Company and the Subsidiaries as of the respective dates therein indicated and the consolidated results of the Company’s and the Subsidiaries’ operations and cash flows for the periods therein specified (subject, in the case of unaudited interim period financial statements to the absence of footnotes and to normal recurring year-end audit adjustments, none of which individually or in the aggregate are material to the Company and the Subsidiaries, taken as a whole). The balance sheet of the Company as of December 31, 2014 (the “Company Balance Sheet Date”) contained in the Company SEC Reports is hereinafter referred to as the “Company Balance Sheet.” Neither the Company nor any Subsidiary has any Liabilities except for: (i) Liabilities reflected on, accrued on or reserved against on the Company Balance Sheet in accordance with GAAP, (ii) Liabilities incurred since the Company Balance Sheet Date in the ordinary course of business substantially consistent with past practice, (iii) Liabilities incurred under executory Contracts to which the Company or a Subsidiary is a party, other than as a result of a breach thereunder, (iv) the fees and expenses of investment bankers, attorneys, consultants and accountants incurred in connection with this Agreement and (v) Liabilities incurred after the Agreement Date that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as reflected in the Financial Statements, neither the Company nor any Subsidiary is a party to any material off-balance sheet arrangement (as defined in Item 303 of Regulation S-K under the Exchange Act (“Regulation S-K”)). At the Company Balance Sheet Date, there were no material loss contingencies (as such term is used in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 450) that are not adequately provided for in the Company Balance Sheet as required by FASB ASC Topic 450. The Company has not had any material disagreements with any of its auditors (within the meaning of Item 304(a)(1)(iv) of Regulation S-K) regarding accounting matters or policies during any of its past three full fiscal years or during the current fiscal year. The books and records of the Company and each Subsidiary have been, and are being, maintained in all material respects in accordance with Applicable Law and applicable accounting requirements and the Financial Statements are consistent with such books and records. There has been no change in the Company’s accounting policies since January 1, 2012, except as described in the Financial Statements.

(c) The Company has made available to Parent a true, correct and complete copy of any amendments or modifications that have not been filed with the SEC but that are required to be so filed to agreements, documents or other instruments that were filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act, as well as any comment letters or similar correspondence received by the Company from the SEC for the Company’s three most recently completed fiscal years and its current fiscal year. The SEC has not provided comments to the Company in connection with any Company SEC Reports that, to the knowledge of the Company, remain unresolved. No investigation by the SEC with respect to the Company or any Subsidiary is pending or, to the knowledge of the Company, threatened.

(d) Schedule 3.4(d) accurately lists all Company Debt as of the Agreement Date, including, for each item of Company Debt, the Contract governing such Company Debt and the interest rate, maturity date and any assets or properties securing such Company Debt. All Company Debt may be prepaid at the Closing without penalty under the terms of the agreements governing such Company Debt.

(e) The Company has established and maintains (i) a system of internal accounting controls that complies with Section 13(b)(2)(B) of the Exchange Act, (ii) “disclosure controls and procedures” required by Rule 13a-15 or Rule 15d-15 under the Exchange Act (as such term is defined therein) and such disclosure controls and procedures are effective for the purpose for which they were established and (iii) “internal control over financial reporting” (as defined in Rule 13a-15 or Rule 15d-15 under the Exchange Act) and such internal control over financial reporting is effective (based on the criteria issued by the Committee on Sponsoring Organizations of the Treadway Committee on “Internal Control-Integrated Framework”) in providing reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Financial Statements in accordance with GAAP. Since January 1, 2012, each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended (“SOXA”), and the rules and regulations thereunder with respect to the Company SEC Reports and the statements contained in such certifications were true and accurate as of the date made. There are no “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures that could adversely affect the Company’s ability to record, process, summarize and report financial data. The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K, for senior financial, accounting and compliance officers and those performing similar functions. The Company has disclosed any violation or waiver of such code of ethics, as required by Section 406(b) of SOXA. To the knowledge of the Company, there is no fraud or any material violation of the Company’s code of ethics that involves management or other employees who have a significant role in the Company’s internal controls and procedures.

(f) The audit committee of the Company Board includes an “audit committee financial expert,” as defined by Item 401(h)(2) of Regulation S-K. To the knowledge of the Company, Burr Pilger Mayer, Inc., which has expressed its opinion for each of the fiscal years in the three-year period ended on the Company Balance Sheet Date included in the Company SEC Reports (including the related notes), is “independent” with respect to the Company and the Subsidiaries within the meaning of Regulation S-X under the Exchange Act. The Company has made such disclosure of non-audit services performed by Burr Pilger Mayer, Inc. in its proxy statements with respect to its annual meetings of stockholders as is required under the rules and regulations of the SEC and all such non-audit services have been approved in advance by the audit committee of the Company Board.

(g) Since January 1, 2012, neither the Company nor any Subsidiary nor, to knowledge of the Company, any Company Representative has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding improper, wrongful or fraudulent accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary, their respective internal accounting controls or any material inaccuracy in the Company’s Financial Statements, any other matters described in Section 806 of SOXA or any other corporate malfeasance (including any matter described in Section 3.8(c), any accelerated revenue recognition or otherwise). No attorney representing the Company or any Subsidiary, whether or not employed by the Company or any Subsidiary, has reported to the Company Board or any committee thereof or to any director or officer of the Company evidence of fraud or a material violation of securities laws or other Applicable Law, breach of fiduciary duty or similar violation by the Company or any Company Representative.

(h) The Company is in compliance in all material respects with the applicable criteria for continued listing of the Company Common Stock on NASDAQ, including all applicable corporate governance rules and regulations.

(i) All grants of Company Options, Company RSUs and Company PSUs were validly issued and properly approved by the Company Board or a duly authorized committee or subcommittee thereof) in compliance in all material respects with the terms of the applicable Company Option Plan under which such Company Options, Company RSUs and Company PSUs were granted and under Applicable Laws and were recorded on the financial statements of the Company in accordance with GAAP consistently applied. No such grants involved “back dating” or similar inappropriate practices with respect to the effective date of grant and no Company Option has an exercise price that has been or may be less than the fair market value of a share of Company Common Stock as of the date such Company Option was granted as determined in accordance with the regulations and guidance under Code Section 409A.

3.5. Absence of Certain Changes. From the Company Balance Sheet Date to the Agreement Date, (i) the Company and the Subsidiaries have conducted the Business only in the ordinary course substantially consistent with past practice, except in connection with the Transactions, (ii) there has not occurred a Company Material Adverse Effect and (iii) the Company has not done, caused or permitted any of the actions prohibited under subsections (a), (b), (f)(iv), (g), (h), (i), (k), (m), (q), (r), (s), (t), (w), (x) or (z) of Section 5.2.

3.6. Litigation. Except as disclosed in the Company SEC Reports filed prior to the Agreement Date under the appropriate caption pursuant to Item 103 of Regulation S-K, (a) there is no Legal Proceeding pending before any Governmental Entity, or to the knowledge of the Company, threatened against the Company or any Subsidiary or any of their respective assets or properties or any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary) and (b) there is no Order currently outstanding against the Company or any Subsidiary, any of their respective assets or properties, or, to the knowledge of the Company, any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary) (except any Order that is not, and would not reasonably be expected to be, material to the Company and the Subsidiaries, taken as a whole). Neither the Company nor any Subsidiary has any material Legal Proceeding pending against any other Person. There has not been since January 1, 2012, nor are there currently, any internal investigations, reviews or inquiries being conducted by the Company, the Company Board (or any committee thereof), any compliance officer of the Company or person performing this function, any human resources representative, any lawyer or any third party at the request of any of the foregoing concerning any financial, accounting, Tax, conflict of interest, illegal activity, fraudulent or deceptive conduct or other misfeasance or malfeasance issues involving the Company or any material Subsidiary or any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary).

3.7. Restrictions on Business Activities. Except as set forth in Schedule 3.19(a)(vi), there is no Contract or Order binding upon the Company or any Subsidiary that has or would reasonably be expected to have, whether before or after consummation of the Merger, the effect of prohibiting or impairing in any material respect (i) the conduct of the Business or (ii) any acquisition of property by the Company or any Subsidiary.

3.8. Compliance with Law; Governmental Permits.

(a) The Company and each Subsidiary has complied with, is not in violation of, and since January 1, 2012, has not received any written or, to the knowledge of the Company, oral notice regarding any violation or alleged violation with respect to, any Applicable Law with respect to the Business, except as would not reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole.

(b) The Company and each Subsidiary holds each federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity (i) pursuant to which the Company or any Subsidiary currently operates or holds any interest in any of its material assets or properties or (ii) that is required for the operation of the Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect, except where the failure to hold or maintain such Company Authorizations would not reasonably be expected to result in material liability to the Company and the Subsidiaries, taken as a whole. The Company and the Subsidiaries are in compliance with the terms of the Company Authorizations, except where non-compliance would not reasonably be expected to result in material liability to the Company and the Subsidiaries, taken as a whole. Neither the Company nor any Subsidiary has received any written, or to the knowledge of the Company, oral, notice from any Governmental Entity regarding (A) any actual or alleged violation of Applicable Law or any Company Authorization or any failure to comply in all material respects with any term or requirement of any Company Authorization or (B) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization. None of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the Transactions.

(c) Neither the Company nor any of its directors, officers, employees, agents or representatives (in each case, acting in their capacities as such) has, since the inception of the Company, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), (i) violated, or been alleged to have violated, any applicable Anti-Corruption Law or (ii) offered, given, promised to give or authorized the giving of money or anything of value, to any Government Official or to any other Person: (A) for the purpose of (I) corruptly or improperly influencing any act or decision of any Government Official in their official capacity, (II) inducing any Government Official to do or omit to do any act in violation of their lawful duties, (III) securing any improper advantage, (IV) inducing any Government Official to use his or her respective influence with a Governmental Entity to affect any act or decision of such Governmental Entity in order to, in each case of clauses (I) through (IV), assist the Company in obtaining or retaining business for or with, or directing business to, any Person or (B) in a manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage, except where any non-compliance, individually or in the aggregate, would not reasonably be expected to result in material liability to the Company or its Subsidiaries, taken as a whole. Neither the Company nor any of its directors, officers or employees (acting in their capacities as such) has been convicted of violating any Anti-Corruption Law or subjected to any investigation or proceeding by a Governmental Entity for potential corruption, fraud or violation of any Anti-Corruption Law.

3.9. Title to Property and Assets.

(a) Each of the Company and each Subsidiary has good and valid title to all of their respective properties, interests in properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business substantially consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets that afford the Company or such Subsidiary peaceful and undisturbed leasehold possession of the properties and assets that are the subject of the leases, in each case, (i) necessary or desirable to permit the Company and its Subsidiaries to conduct their businesses in all material respects as currently conducted and (ii) free and clear of all Encumbrances other than Permitted Encumbrances. Notwithstanding the forgoing, it is understood and agreed that matters regarding Company Intellectual Property are not addressed in this Section 3.9.

(b) Neither the Company nor any Subsidiary owns any real property or interests in real property. Schedule 3.9(b) sets forth a true, correct and complete list as of the Agreement Date of all material real property and interests in real property leased by the Company or any Subsidiary (each such property or interest, “Leased Real Property”). With respect to Leased Real Property, neither the Company nor any Subsidiary has (i) subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof or (ii) collaterally assigned or granted any other security interest in any such leasehold estate or any interest therein. The Company has made available to Parent true, correct and complete copies of all leases, subleases and other Contracts under which the Company and/or any Subsidiary uses or occupies or has the right to use or occupy, now or in the future, any Leased Real Property, including all modifications, amendments and supplements thereto.

(c) The plant, property and equipment of the Company and each Subsidiary that are used in the operations of the Business are (i) suitable for the uses to which they are currently employed, (ii) in good operating condition and repair, subject to normal wear and tear, (iii) to the Company’s knowledge, not obsolete, dangerous or in need of renewal or replacement, except for renewal or replacement in the ordinary course of business substantially consistent with past practice and (iv) to the knowledge of the Company, free from any material defects.

3.10. Intellectual Property.

(a) As used in this Agreement, the following terms shall have the meanings indicated below:

(i) “Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights in inventions and discoveries anywhere in the world, including all invention disclosures, common law and statutory rights associated with trade secrets, proprietary information and know how, all industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, all mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated, and any similar or equivalent rights to any of the foregoing.

(ii) “Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, netlists, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights in any form and embodied in any media.

(iii) “Intellectual Property” means (A) Intellectual Property Rights and (B) Proprietary Information and Technology.

(iv) “Company-Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by the Company or any Subsidiary.

(v) “Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed by the Company or any Subsidiary.

(vi) “Company Intellectual Property Agreements” means any Contract to which the Company or any Subsidiary is a party or is otherwise bound and (A) pursuant to which the Company or any Subsidiary has granted any rights with respect to any Company Intellectual Property or has been granted any rights with respect to any Third-Party Intellectual Property, or (B) that otherwise governs any Company Intellectual Property.

(vii) “Company Registered Intellectual Property Rights” means all United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks or service marks, applications to register trademarks or service marks, intent-to-use applications or other registrations or applications related to trademarks or service marks, (C) registered Internet domain names, (D) registered copyrights and applications for copyright registration and (E) any other Intellectual Property Rights that are the subject of an application, certificate, filing, registration or other document issued, filed with or recorded by any governmental authority owned by, registered or filed in the name of, the Company or any of the Subsidiaries.

(viii) “Third-Party Intellectual Property” means any and all Intellectual Property owned by a third party.

(ix) “Standard Inbound IP Agreements” means: (A) non-disclosure agreements granting a limited right to use confidential information entered into by the Company or a Subsidiary in the ordinary course of business consistent with past practice (each, a “Standard NDA”), (B) non-exclusive trademark licenses, (C) “shrink wrap” and other non-exclusive license agreements for generally commercially available software or for application service provider, “software as a service” or similar services, that is not redistributed with, bundled with, or integrated into the Company Products and for which the Company has paid no more than $100,000 in the most recent full fiscal year (“GCA Software Agreements”) and (D) licenses for Open Source Materials.

(x) “Standard Outbound IP Agreements” means: (A) Standard NDAs, (B) maintenance and support and professional services Contracts for Company Products entered into by the Company or any Subsidiary, and (C) non-exclusive object code licenses, sales or services agreements for Company Products entered into by the Company or a Subsidiary, in each case of clauses (A) through (C) in the ordinary course of business consistent with past practice (1) substantially on the Company’s or a Subsidiary’s standard form(s) of customer agreement (copies of which have been made available to Parent) or (2) on terms and conditions that do not materially deviate from such form(s) (“Standard Customer Agreements”) and (D) Reseller Agreements.

(xi) “Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any Subsidiary and all products or services currently under development by the Company or any Subsidiary. Schedule 3.10(a)(xi) of the Company Disclosure Letter sets for a complete and accurate list of all Company Products.

(xii) “Company Source Code and Manufacturing Specifications” means, collectively, any software source code or confidential manufacturing specifications or designs, any material portion or aspect of software source code or confidential manufacturing specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or confidential manufacturing specifications or designs, of any Company-Owned Intellectual Property or Company Products.

(b) The Company and the Subsidiaries own or have the valid right or license to all Intellectual Property used or incorporated into the Company Products for the conduct of the Business as currently conducted and the Company Intellectual Property is sufficient for the conduct of the Business as currently conducted.

(c) Neither the Company nor any Subsidiary has transferred ownership of, or agreed to transfer ownership of, any Intellectual Property to any third party since January 1, 2012, and the Company and the Subsidiaries own and have good and exclusive title to each item of Company-Owned Intellectual Property free and clear of any Encumbrances (other than Permitted Encumbrances). Schedule 3.10(c) lists, as of the Agreement Date, all Company Registered Intellectual Property Rights, including the jurisdictions in which each such Company Registered Intellectual Property Right has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made. Each item of Company Registered Intellectual Property Rights is, to the Company’s knowledge, valid (or in the case of applications, applied for) and subsisting, and all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property Rights have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property Rights currently required to be filed have been filed with the applicable patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property Rights and recording the Company’s and the Subsidiaries’ ownership interests therein. Without limiting the foregoing, the Company and the Subsidiaries have complied with the duty of candor and disclosure to the United States Patent and Trademark Office and any applicable foreign patent office with respect to all patent applications filed by or on behalf of the Company or any Subsidiary (the “Patent Applications”) and have made no material misrepresentation in the Patent Applications.

(d) Except as set forth in Schedule 3.10(d)(i), the consummation of the Transactions will not result in the breach, modification, cancellation, termination, suspension of, or acceleration of any performance, benefit, remedy or payment with respect to any Company Intellectual Property Agreement, or give any third party the right to do any of the foregoing or receive any such performance, benefit, remedy or payments. Except as set forth in Schedule 3.10(d)(ii), no third party that has licensed Intellectual Property to the Company or any Subsidiary has ownership or license rights to improvements or derivative works of such Third-Party Intellectual Property that are made by the Company or any Subsidiary.

(e) To the knowledge of the Company there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned Intellectual Property by any third party. Neither the Company nor any Subsidiary has brought any Legal Proceeding for infringement or misappropriation of any Intellectual Property Right or breach of any Company Intellectual Property Agreement.

(f) The operation of the Business, including (i) the design, development, manufacturing, reproduction, branding, marketing, advertising, promotion, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and (ii) the Company’s or any Subsidiary’s use of any product, device or process in the Company Products or the conduct of the Business, has not infringed, misappropriated or violated, does not infringe, misappropriate or violate any Third-Party Intellectual Property, and does not constitute unfair competition or unfair trade practices under the laws of any jurisdiction, and there is no substantial basis for any such claim. Neither the Company nor any Subsidiary is currently a party to any Legal Proceeding (or received any written notice) that involves a claim of infringement or misappropriation of any Intellectual Property Right of any third party or that contests the validity, ownership or right of the Company or any Subsidiary to exercise any Intellectual Property Right. Neither the Company nor any Subsidiary has received since January 1, 2012 any written communication that involves an offer to license or grant any other rights or immunities under any Intellectual Property Right of a third party, or that alleges that any Company Products or the conduct of the Business infringes any Intellectual Property Rights of any third party.

(g) The Company and each Subsidiary has secured from each of their founders, employees, consultants and independent contractors who independently or jointly contributed to or participated in the contribution, conception, reduction to practice, creation or development of any Intellectual Property for the Company or any Subsidiary (each, an “Author”) unencumbered, unrestricted and exclusive ownership of all Intellectual Property Rights in such contributions and has obtained a waiver from each such Author of any non-assignable rights to the extent permitted by Applicable Law. No such Author has retained any rights, licenses, claims or interest with respect to any Intellectual Property developed by such Author or the Company or any Subsidiary. Without limiting the foregoing, the Company and each Subsidiary has obtained written and enforceable proprietary information and invention disclosure and Intellectual Property assignments from all current and former Authors in substantially the form made available to Parent.

(h) To the knowledge of the Company, no current or former employee, consultant or independent contractor of the Company or any Subsidiary: (i) is in violation in any material respect of any term or covenant of any Contract relating to employment, invention disclosure (including patent disclosure), invention assignment, non-disclosure or any other Contract with any other party by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, the Company or any Subsidiary or using trade secrets or proprietary information of others without permission, or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or any Subsidiary that is subject to any agreement between such employee, consultant or independent contractor and a third party under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.

(i) The Company and the Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of all confidential or trade secret information of the Company or provided by any third party to the Company (“Confidential Information”). All current and former employees and contractors of the Company and the Subsidiaries and any third party having access to Confidential Information have executed and delivered to the Company a written, legally binding agreement regarding the protection of such Confidential Information.

(j) Schedule 3.10(j): (i) lists as of the Agreement Date all software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), the Apache License and any license identified as an open source license by the Open Source Initiative (www.opensource.org)) (“Open Source Materials”) that is incorporated into, or combined or distributed with, any Company Products, and (ii) describes the manner in which such Open Source Materials were so incorporated, combined or distributed with Company Products, and identifies for each such item of Open Source Materials (1) the source from which the item was obtained, including any applicable URLs, (2) the applicable open source license, (3) whether the item is incorporated into or distributed with any Company Products and, if so, the applicable Company Product(s), and (4) whether or not the item was modified by the Company or any Subsidiary. The Company is in compliance with the terms and conditions of all licenses for the Open Source Materials.

(k) Neither the Company nor any Subsidiary has incorporated Open Source Materials into, or combined or distributed Open Source Materials with, the Company Intellectual Property or Company Products, or otherwise used Open Source Materials, in such a way that creates, or purports to create, obligations for the Company or such Subsidiary with respect to any Company-Owned Intellectual Property or grants, or purports to grant, to any third party, any rights or immunities under any Company-Owned Intellectual Property Rights (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works or (iii) redistributable at no charge).

(l) The software included in the Company Products or software used in the provision of any Company Product does not contain any disabling mechanisms or protection features that are designed to disrupt, disable, harm or otherwise impede in any material respect the normal and authorized operation of, or provide unauthorized access to, a computer system or network or other device on which Company Product software is stored or installed or damage or destroy any normal and authorized material data or file without the user’s consent and the Company or a Subsidiary has implemented such security patches or upgrades as are generally available for that software and are appropriate in the Company’s reasonable business judgment.

(m) All Company Products sold, licensed, leased or delivered by the Company or any Subsidiary to customers and all services provided by or through the Company or any Subsidiary to customers conform in all material respects to applicable contractual commitments, express and implied warranties (to the extent not subject to legally effective express exclusions thereof), and conform in all material respects to packaging, advertising and marketing materials and to applicable product or service specifications or documentation. Neither the Company nor any Subsidiary has any Liability (and, to the knowledge of the Company and any Subsidiary, there is no legitimate basis for any present Legal Proceeding against the Company or any Subsidiary giving rise to any material Liability relating to the foregoing Contracts) for replacement or repair thereof or other damages in connection therewith in excess of any reserves therefor reflected on the Company Balance Sheet.

(n) No (i) government funding, (ii) facilities or resources of a university, college, other educational institution or research center or (iii) funding from any Person (other than funds received in consideration for the Company Capital Stock) was used in the development of the Company-Owned Intellectual Property. To the Company’s knowledge, no Governmental Entity, university, college, other educational institution or research center has any claim or right in or to any Company-Owned Intellectual Property. To the Company’s knowledge, no current or former employee, consultant or independent contractor of the Company or any Subsidiary who was involved in or who contributed to the creation or development of any Company-Owned Intellectual Property, has performed services for any Governmental Entity, university, college, educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any Subsidiary.

(o) Neither the Company, any Subsidiary, nor any other Person then acting on their behalf has disclosed, delivered or licensed to any Person, agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code and Manufacturing Specifications (other than providing (i) Authors access to Company Source Code and Manufacturing Specifications to the extent necessary to perform services or develop Intellectual Property for the Company or any Subsidiary or (ii) Open Source Materials and Manufacturing Specifications to the extent required pursuant to the terms of the applicable licenses governing such Open Source Materials). To the Company’s knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any Subsidiary or any Person then acting on their behalf to any Person of any Company Source Code and Manufacturing Specifications (other than Open Source Materials to the extent required pursuant to the terms of the applicable licenses governing such Open Source Materials). Without limiting the foregoing, neither the execution of this Agreement nor any of the Transactions will result in release from escrow or other delivery to a third party of any Company Source Code and Manufacturing Specifications.

(p) Neither the Company nor any Subsidiary is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that could reasonably be expected to require or obligate the Company or any Subsidiary to grant or offer to any other Person any license or right to any Company-Owned IP Rights. In addition, if any Company-Owned IP Rights were acquired from a Person other than an employee of or contractor to the Company or any Subsidiary, then, to the knowledge of the Company, such Person is not now nor has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that could reasonably be expected to have required or obligated such Person to grant or offer to any other Person any license or right to such Company-Owned IP Right. Neither the Company nor any Subsidiary has a present obligation (and there is no substantial basis to expect that there will be a future obligation) to grant or offer to any other Person any license or right to any Company-Owned Intellectual Property by virtue of Company’s or any other Person’s membership in, promotion of or contributions to any industry standards body or any similar organization.

(q) The Company and each Subsidiary have complied in all material respects with all Applicable Law and their respective privacy policies relating to (i) the privacy of users of their products and services, including the customers of the Company and each Subsidiary (“Company Customers”) and any employees and end-user or subscriber customers of Company Customers (“Company Customer End-Users”) and all Internet websites owned, maintained or operated by Company or any Subsidiary (the “Company Websites”) and (ii) the use, collection, storage, disclosure, receipt and transfer of any personally identifiable information collected, accessed or obtained by the Company or any Subsidiary or by third parties having authorized access to the records of the Company or any Subsidiary, including any personally identifiable information of Company Customers and Company Customer End-Users. The Company and each Subsidiary are in material compliance with all of the terms of all Contracts to which the Company or any Subsidiary is a party relating to (A) the privacy of users of their products and services, including Company Customers and Company Customer End-Users and (B) the use, collection, storage, disclosure, receipt and transfer of any personally identifiable information collected, accessed or obtained by the Company or any Subsidiary or by third parties having authorized access to the records of the Company or any Subsidiary, except for any such noncompliance that is not, and would not reasonably be expected to be, material to the Company and the Subsidiaries, taken as a whole. The execution, delivery and performance of this Agreement, will comply with all Applicable Law relating to privacy and with the Company’s and each Subsidiary’s privacy policies. Neither the Company nor any Subsidiary has received a written complaint regarding the Company’s use, collection, storage, disclosure, receipt or transfer of personally identifiable information.

(r) The Company and each Subsidiary has taken commercially reasonable actions related to security that (i) identify internal and external risks to the security of the Confidential Information, including personally identifiable information, (ii) implement, monitor and improve adequate and effective administrative, electronic and physical safeguards to control those risks, (iii) maintain notification procedures in compliance with Applicable Law in the case of any breach of security compromising data containing personally identifiable information and (iv) comply in all material respects with the obligations of the Company and the Subsidiaries in any Contracts to which the Company or any Subsidiary is a party regarding the security of Confidential Information, including personally identifiable information of Company Customers and Company End-Users. To the knowledge of the Company, neither the Company nor any Subsidiary has experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information, including personally identifiable information in the Company’s or Subsidiary’s possession, custody or control.

3.11. Environmental Matters.

(a) As used in this Agreement, the following terms shall have the meanings indicated below:

(i) “Environmental and Safety Laws” means any Applicable Law issued, promulgated or entered into by any Governmental Entity that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or that are intended to assure the safety of employees, workers or other Persons, including the public.

(ii) “Facilities” means all buildings and improvements on the Property.

(iii) “Hazardous Materials” means any toxic or hazardous substance, chemical, material or waste or any pollutant or contaminant, or infectious or radioactive substance, material or waste, including those substances, materials and wastes defined in or regulated under any Environmental and Safety Laws.

(iv) “Property” means all real property leased or owned by the Company or any Subsidiary either currently or in the past.

(v) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migrating into or through the environment or any natural or man-made structure.

(b) Except as would not reasonably be expected to result in material liability to the Company and the Subsidiaries, taken as a whole, (i) neither the Company nor any Subsidiary has received any written notice of any noncompliance of the Facilities or its past or present operations with Environmental and Safety Laws, (ii) no Legal Proceedings are pending or, to the Company’s knowledge, threatened against the Company or any Subsidiary or any Property relating to an actual or alleged violation of any Environmental and Safety Laws, (iii) neither the Company nor any Subsidiary is a potentially responsible party under the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or any analogous Applicable Law arising out of events prior to the Closing, (iv) to the Company’s knowledge, there are not now and have not been while the Company or any Subsidiary have owned, operated, occupied or leased any Property, any Release of any Hazardous Material in, on, under, or affecting any of the Facilities or any Property reasonably likely to result in material liability to the Company or any Subsidiary, taken as a whole, (v) all Hazardous Materials and wastes have been disposed of by the Company and the Subsidiaries in accordance with Environmental and Safety Laws, (vi) neither the Company nor any Subsidiary is subject to any indemnity obligation or other Contract with any Person relating to Liabilities under Environmental and Safety Laws, other than customary indemnification provisions contained in real property leases entered into in the ordinary course of business substantially consistent with past practice, (vii) there are not now and have not been while the Company or any Subsidiary has owned, operated, occupied or leased any Property, or any underground tanks or underground improvements at, on or under any Property, including treatment or storage tanks, sumps, or water, gas or oil wells, and (viii) the Company’s and each Subsidiary’s use of and activities at the Facilities, have at all times complied in all material respects with all Environmental and Safety Laws.

3.12. Taxes.

(a) The Company and each Subsidiary, and any consolidated, combined, unitary or aggregate group required to file a Tax Return for any Taxable period in which the Company or any Subsidiary was required to have been included as a member and with respect to which the Company or any Subsidiary has potential liability for any unpaid Taxes in respect to such Taxable period, have properly completed and timely filed with the appropriate Tax Authority all income Tax Returns and all other material Tax Returns required to be filed by them and have timely paid all Taxes required to have been paid by them, whether or not shown on any Tax Return, other than Taxes being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP. All Tax Returns were complete and accurate in all material respects when filed and were prepared in substantial compliance with all Applicable Law. The Company has made available to Parent true, correct and complete copies of all income Tax Returns and all other material Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Company or any Subsidiary for Taxable periods beginning on or after January 1, 2010.

(b) The Company Balance Sheet reflects all material Liability for unpaid Taxes of the Company and/or any Subsidiary for periods (or portions of periods) through the Company Balance Sheet Date. Neither the Company nor any Subsidiary has any Liability for material unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business consistent with past practice subsequent to the Company Balance Sheet Date.

(c) There is no (i) written claim for Taxes being asserted against the Company or any Subsidiary that has resulted in an Encumbrance against any properties or any assets of the Company or any Subsidiary other than liens for Taxes not yet due and payable, (ii) audit or pending audit of, or Tax controversy associated with, any Tax Return of the Company or any Subsidiary being conducted by a Tax Authority, or (iii) extension of any statute of limitations on the assessment of any Taxes granted by the Company or any Subsidiary currently in effect. Neither the Company nor any Subsidiary has received any private letter ruling from the Internal Revenue Service (or any comparable ruling from any other Tax Authority).

(d) Each of the Company and each Subsidiary has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that could, absent disclosure, reasonably be expected to give rise to any material penalty under Section 6662 of the Code or any comparable provisions of state, local or foreign Applicable Law.

(e) Neither the Company nor any Subsidiary has consummated or participated in, and none of them is currently participating in any transaction that was or is a “tax shelter” transaction as defined in Sections 6662 of the Code or the Treasury Regulations promulgated thereunder. Neither the Company nor any Subsidiary has participated in, and none of them are currently participating in, a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar Applicable Law.

(f) Neither the Company nor any Subsidiary has ever been a member of a consolidated, combined, unitary or aggregate group of which the Company was not the ultimate parent corporation.

(g) Neither the Company nor any Subsidiary has any Liability for the Taxes of any Person (other than the Company or any Subsidiary) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Applicable Law) as a transferee or successor of such Person, by Contract or otherwise.

(h) The Company for itself and for the Subsidiaries has disclosed in Schedule 3.12(h) the amount as of the Agreement Date of any deferred gain or loss arising out of any intercompany transaction within the meaning of Section 1.1502-13 of the Treasury Regulations.

(i) Neither the Company nor any Subsidiary will be required to include in income any material item of, or exclude any material item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting in which the year of change is a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Applicable Law), (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Applicable Law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date or (v) method of accounting that defers the recognition of income earned on or prior to the Closing Date to any period ending after the Closing Date.

(j) The Company for itself and for the Subsidiaries has made available to Parent all documentation in its possession relating to any Tax holidays or material incentives granted by a Tax Authority to the Company or any Subsidiary (other than Tax incentives generally applicable without prior specific approval from a Tax Authority). The Company and the Subsidiaries are in compliance in all material respects with the requirements for such applicable Tax holidays or incentives

(k) The Company has made available to Parent all contemporaneous documentation in its possession prepared for Section 6662 of the Code (or similar provision under foreign Applicable Law) supporting the transfer pricing with any of the Company’s foreign Subsidiaries.

(l) Neither the Company nor any Subsidiary is, and none of them have ever been, a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company and each Subsidiary has filed with the Internal Revenue Service all statements, if any, that are required under Section 1.897-2(h) of the Treasury Regulations.

(m) Neither the Company nor any Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(n) Each of the Company and each Subsidiary (i) has complied (and until the Closing will comply) in all material respects with all Applicable Law relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code, or similar provisions under any foreign Applicable Law), and (ii) has, within the time and in the manner prescribed by Applicable Law, withheld from employee wages or consulting compensation all material amounts required to have been withheld, and paid over to the proper Governmental Entities (or is properly holding for such timely payment) all such withheld amounts under all Applicable Law, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act and relevant state, local or foreign income and employment Tax withholding laws.

(o) No written claim has ever been made by a Governmental Entity in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that Company or any Subsidiary is or may be subject to taxation by such jurisdiction. Neither the Company nor any Subsidiary has a permanent establishment (within the meaning of an applicable Tax treaty) in a country other than the country in which it is organized.

3.13. Employee Benefit Plans and Employee Matters.

(a) Schedule 3.13(a) lists, as of the Agreement Date, with respect to the Company and any trade or business (whether or not incorporated) that is treated as a single employer with the Company (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all employee benefit plans (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA and whether or not maintained or sponsored in a jurisdiction outside of the United States, (ii) each loan to an employee in excess of $10,000, (iii) all stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, or similar arrangements under Applicable Laws outside of the United States (iv) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans, programs or arrangements, (v) all other material fringe or employee benefit plans, programs or arrangements that apply to senior management and that do not generally apply to all employees and (vi) any employment or service agreements (except for offer letters providing for at-will employment that do not provide for severance or post-termination benefits) compensation agreements, change in control agreements or severance agreements, written or otherwise, for the benefit of, or relating to, any present or former director, officer, employee or consultant and (vii) any other written or oral arrangement for the benefit of any employee under which the Company or any ERISA Affiliate has or may have material liability, contingent or otherwise (all of the foregoing described in clauses (i) through (vii), collectively, the “Company Employee Plans”). Each Company Employee Plan maintained or contributed by the Company or any Subsidiary under the Applicable Laws or applicable custom or rules of the relevant jurisdiction outside of the United States but not including any program maintained by a Governmental Entity to which the Company is required to contribute (each such plan, a “Foreign Plan”) is separately identified on Schedule 3.13(a).

(b) The Company has made available to Parent a true, correct and complete copy of each of the Company Employee Plans and, as applicable, related plan documents (including trust documents, insurance policies or Contracts, employee booklets, registration statements, prospectuses and summary plan descriptions and other authorizing documents and any material employee communications relating thereto) and, with respect to each Company Employee Plan that is subject to ERISA reporting requirements, has made available to Parent true, correct and complete copies of the Form 5500 reports filed for the last three plan years.

(c) Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code or has been established under a preapproved plan for which an Internal Revenue Service opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. The Company has made available to Parent a true, correct and complete copy of the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Employee Plan, and, to the knowledge of the Company, nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the Tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code.

(d) Each Company Employee Plan has been administered in all material respects in accordance with its terms and in material compliance with the applicable requirements prescribed by any and all Applicable Laws (including ERISA, the Code, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 and the codes of practice issued by any Governmental Entity) and the Company and each ERISA Affiliate has performed in all material respects all obligations required to be performed by it under, is not in any material respects in default under or in violation in any material respect of, and has no knowledge of any default or violation by any other party to, any of the Company Employee Plans. To the extent legally required (or as required for such Foreign Plan to receive favorable tax treatment), each Foreign Plan has been approved by the relevant taxation authority and any other applicable Governmental Entities. All contributions required to be made by the Company or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan year and no further material contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business substantially consistent with past practice, after the Company Balance Sheet Date as a result of operations of the Company and the Subsidiaries after the Company Balance Sheet Date). In addition, with respect to each Company Employee Plan intended to include a Code Section 401(k) arrangement, the Company and the ERISA Affiliates have at all times made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issue by the United States Department of Labor. With respect to each Company Employee Plan, each of the Company and each Subsidiary in the United States has in all material respects complied with the applicable health care continuation and notice provisions of COBRA and the regulations thereunder.

(e) Neither the Company nor any ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in or contributed to, any “pension plan” (within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code. Neither the Company nor any ERISA Affiliate is a party to, or has made any contribution within the past six years to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(f) None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or similar state law. There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan which would result in Liability to the Company and neither the Company nor any ERISA Affiliate is subject to any material Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Company Employee Plans.

(g) Subject to Applicable Law, except as set forth in Schedule 3.13(g), each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material Liability to Parent, the Surviving Corporation and/or any Subsidiary (other than ordinary administrative and professional expenses typically incurred in a termination event).

(h) No Legal Proceeding has been brought or is pending, or to the knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan or the plan sponsor, plan administrator or any fiduciary of any Company Employee Plan, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor, other than routine claims for benefits.

(i) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan, in any such case that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent fiscal year included in the Financial Statements.

(j) The benefits available under all Foreign Plans in the aggregate do not provide materially greater benefits to employees of the Company or any Subsidiary participating in such plans than the benefits available under the Company Employee Plans for employees of the Company or any Subsidiary in the United States. No Foreign Plan has unfunded Liabilities that will not be offset by insurance or that are not fully accrued on the Financial Statements. With respect to each funded Foreign Plan, the fair market value of the assets of each such Foreign Plan, the liability of each insurer for any Foreign Plan funded through insurance or the book reserve established for any Foreign Plan, together with accrued contributions is sufficient to procure or provide for the accrued benefit obligations, as of the Agreement Date, with respect to all current and former participants in such Foreign Plan, according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Plan and no transactions contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations.

(k) Except as set forth in Schedule 3.13(k), none of the execution and delivery of this Agreement, the consummation of the Offer, the Merger or any other transaction contemplated by this Agreement or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Person, (ii) materially increase or otherwise enhance any benefits otherwise payable by the Company or any Subsidiary, (iii) result in the acceleration of the time of payment or vesting of any such benefits, (iv) increase the amount of compensation due to any Person or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Subsidiary to any Person.

(l) The Company and each Subsidiary is in compliance in all material respects with all Applicable Law respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice. Except as set forth in Schedule 3.13(l), there are no material controversies pending or, to the knowledge of the Company, threatened, between the Company or any Subsidiary and any of their respective current or former employees. Except as set forth in Schedule 3.13(l), there are no complaints, charges or claims against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened before any Governmental Entity based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ by the Company or any of its Subsidiaries, of any individual. Neither the Company nor any Subsidiary of the Company has received written notice of the intent of any Governmental Entity responsible for the enforcement of labor or employment Laws, such as those regulating the wages and hours of work, child labor, discrimination or fair employment practices, immigration, affirmative action, or occupational health and safety, to conduct an investigation or notice that such an investigation is in progress.

(m) Schedule 3.13(m)(i) sets forth a true, correct and complete list, as of the Agreement Date, of all Contracts that provide for severance payments or benefits upon termination of employment to which the Company and/or any Subsidiary is a party or by which the Company and/or any Subsidiary is bound. Other than pursuant to preexisting Contracts set forth on Schedule 3.13(m)(ii), neither the Company nor any Subsidiary has any obligation to pay any amount or provide any benefit to any former employee or officer as of the Agreement Date, other than obligations (A) for which Company has established a reserve for such amount on the Company Balance Sheet, to the extent required by GAAP, and/or (B) pursuant to Contracts entered into after the Company Balance Sheet Date and disclosed on Schedule 3.13(m). The employment of each of the employees of the Company or any Subsidiary is “at will” (except for non-U.S. employees of the Company or any Subsidiary located in a jurisdiction that does not recognize the “at will” employment concept).

(n) The Company and each Subsidiary has paid in full to all employees, independent contractors and consultants all earned wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants. Neither the Company nor any Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice). To the knowledge of the Company, there are no pending claims against the Company and/or any Subsidiary under any workers compensation plan or policy or for long term disability.

(o) Neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company or any Subsidiary, and neither the Company nor any Subsidiary has any current duty to bargain with any labor organization. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company or any Subsidiary. To the knowledge of the Company, there are no activities or proceedings of any labor union or to organize the employees of the Company or any of its Subsidiaries. There is no labor dispute, strike or work stoppage against the Company or any Subsidiary pending or, to the knowledge of the Company, threatened that may interfere with the respective business activities of the Company or any Subsidiary. Neither the Company nor any Subsidiary, nor to the knowledge of the Company, any of their respective Representatives, has committed any unfair labor practice in connection with the operation of the Business, and there is no charge or complaint against the Company or any Subsidiary by the National Labor Relations Board or any comparable Governmental Entity pending or to the knowledge of the Company, threatened.

(p) As of the Agreement Date, the Company and each Subsidiary has not, and to the knowledge of the Company or any Subsidiary, no other Person has, (i) entered into any Contract that obligates or purports to obligate Parent to make an offer of employment to any present or former employee or consultant of the Company or any Subsidiary, (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of the Company or any Subsidiary of any future equity grants or bonus payments, either prior to or following the Effective Time and/or (iii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of the Company or any Subsidiary of any terms or conditions of employment with Parent following the Effective Time.

(q) The Company has made available to Parent a true, correct and complete list of the names, positions and base rates of compensation of all current officers, directors and employees of the Company and each Subsidiary, showing each such Person’s name, position, annual remuneration, status as exempt/non-exempt and target bonus opportunities for the current fiscal year. To the extent permitted by Applicable Law with respect to data privacy, the Company has made available to Parent the additional following information for each of its current international employees: name, position, city/country of employment, citizenship, date of hire, work location, date of birth and whether as of the Agreement Date the employee is on leave (disability, in military service or otherwise).

(r) The Company has made available to Parent a true, correct and complete list of all of the consultants, advisory board members and independent contractors (other than contractors who provide immaterial services) of the Company and each Subsidiary as of the Agreement Date, and for each such Person the initial date of the engagement.

(s) The Company has made available to Parent true, correct and complete copies of each of the following with respect to the Company and each Subsidiary, to the extent applicable: (i) all forms of offer letters currently in effect, (ii) all forms of employment agreements and severance agreements currently in effect or to which the Company has any liability with respect thereto, (iii) all forms of services agreements and agreements with current consultants and/or advisory board members,

(iv) all forms of confidentiality, non-competition or inventions agreements between current employees/consultants and the Company or any Subsidiary (and a true, correct and complete list of employees, consultants and/or others not subject thereto), (v) as of the Agreement Date, the most current management organization chart(s), (vi) all agreements and/or insurance policies providing for the indemnification of any officers or directors of the Company or any Subsidiary, (vii) a summary of any currently outstanding Liability for termination payments to current and former directors and employees of the Company or any Subsidiary and (viii) a schedule of bonus commitments made to current employees of the Company or any Subsidiary.

(t) As of the Agreement Date, there are no disciplinary actions contemplated or pending against any of the Company’s executive officers and their direct reports.

(u) The Company and each Subsidiary is in compliance, and, for the past two years has complied, in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (“WARN Act”), or any similar state or local Applicable Law. In the past two years, (i) the Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business determined without regard for any failure(s) to offer employment pursuant to Section 6.8, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company determined without regard for any failure(s) to offer employment pursuant to Section 6.8 and (iii) the Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign Applicable Law determined without regard for any failure(s) to offer employment pursuant to Section 6.8. Neither the Company nor any Subsidiary has caused any of its respective employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period ending on the Agreement Date.

(v) There is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or any Subsidiary or ERISA Affiliate to which the Company and/or any Subsidiary is a party or by which the Company and/or any Subsidiary is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, would, or would reasonably be expected to, as a result of the transactions and agreements contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to be non-deductible under Section 162 of the Code or characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law). Schedule 3.13(v) lists each Person (whether U.S. or foreign) who the Company reasonably believes is, with respect to the Company, or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined as of the Agreement Date and based on information available to the Company as of the Agreement Date. No service provider of the Company is entitled to receive any gross-up or additional payment by reason of a tax imposed on such person by reason of Section 4999 of the Code.

(w) Each nonqualified deferred compensation plan (within the meaning of Section 409A of the Code) to which the Company or any of the Subsidiaries is a party, is and has been at all times since January 1, 2005 (or, if later, the date such plan became effective), in all material respects in operational and documentary compliance with Section 409A. There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party covering any service provider of the Company which individually or collectively could require the Company or any of its Subsidiaries to pay a Tax gross-up payment or to otherwise indemnity of reimburse any such service provider for Tax related payments under Section 409A.

3.14. Interested-Party Transactions. Except as disclosed in the Company’s definitive proxy statements included in the Company SEC Reports filed prior to the Agreement Date, no event has occurred since January 1, 2012 that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K.

3.15. Insurance. Schedule 3.15-1 lists, as of the Agreement Date, all policies of insurance and bonds of the Company or any Subsidiary that are currently in effect, true, correct and complete copies of which have been made available to Parent. Schedule 3.15-2 lists, as of the Agreement Date, each (i) insurance claim in excess of $100,000 made by the Company or the Subsidiaries since January 1, 2012 and (ii) reportable event (as defined in Medicare & Medicaid State Children’s Health Insurance Program Extension Act of 2007, as amended (“SCHIP”)). There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and the Company and each Subsidiary is otherwise in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and neither the Company nor any Subsidiary has received any written notice of any threatened termination of, or material premium increase with respect to, any of such policies. With respect to all workers’ compensation, employer’s liability, automobile liability and general liability coverage, the Company and each Subsidiary has maintained and submitted all data required under Section 111 of SCHIP.

3.16. Brokers and Advisors; Fairness Opinion.

(a) Except for the Company’s obligation to Deutsche Bank Securities Inc. (“Deutsche Bank”), neither the Company nor any Subsidiary or Affiliate of the Company is obligated for the payment of any fees or expenses of any investment banker, broker or finder in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger or any other Transaction, and Parent will not incur any Liability, either directly or indirectly, to any investment banker, broker, advisor or similar party as a result thereof.

(b) The Company Board has received the opinion from Deutsche Bank (the “Fairness Opinion”) to the effect that, based upon and subject to the assumptions, limitations qualifications and conditions set forth therein, as of the date of such opinion, the Per Share Merger Consideration was fair, from a financial point of view, to the holders of Company Common Stock (excluding Parent and its Affiliates). As of the Agreement Date, such opinion has not been rescinded, repudiated or, except as set forth therein, qualified.

3.17. Customers. Neither the Company nor any Subsidiary has any outstanding material dispute concerning its services and/or products with any customer, distributor or reseller who, in the fiscal year ended 2014 was one of the ten largest customers of the Company, based on amount of revenue recognized from such customers in accordance with GAAP during such periods (each, a “Significant Customer”). Each Significant Customer is listed on Schedule 3.17. Neither the Company nor any Subsidiary has received any written or, to the knowledge of the Company, oral notice from any Significant Customer to the effect that such customer will not continue as a customer of, or intends to terminate its business relationship with, the Company or any Subsidiary (or the Surviving Corporation or Parent) after the Closing or that such customer intends to terminate or materially and adversely modify existing Contracts with the Company or any Subsidiary (or the Surviving Corporation or Parent) or materially reduce the amount paid to the Company or any Subsidiary (or the Surviving Corporation or Parent) for Company Products.

3.18. Suppliers. Neither the Company nor any Subsidiary has any outstanding material dispute concerning products and/or services provided by any supplier or vendor who, in the fiscal year ended 2014, was one of the five largest suppliers of goods and/or services to the Company, based on amounts paid or payable during such periods (each, a “Significant Supplier”). Each Significant Supplier is listed on Schedule 3.18. Neither the Company nor any Subsidiary has received any written or, to the knowledge of the Company, oral notice of termination or material interruption of any existing Contracts with any Significant Supplier.

3.19. Material Contracts.

(a) Except for this Agreement and the Contracts specifically identified on Schedule 3.19(a) (with each such Contract specifically identified under the applicable subsection(s) of such Schedule 3.19(a)), neither the Company nor any Subsidiary is a party to or bound by any of the following Contracts (each, a “Material Contract”) as of the Agreement Date:

(i) any Contract (A) with a Significant Customer or (B) with any other customer involving the sale or provision of Company Products, services, Intellectual Property or other assets generating, or that are reasonably likely to generate over the 12-month period following the Agreement Date, more than $175,000 in either revenues recognized in accordance with GAAP or $175,000 in gross receipts paid or payable to the Company and/or the Subsidiaries (clauses (A) and (B), collectively, the “Key Customer Agreements”);

(ii) any Contract (A) with a Significant Supplier or (B) for the purchase, manufacture or license by the Company or any Subsidiary of components, materials, supplies, equipment, parts, subassemblies, software, Intellectual Property or other assets that are included in or used in connection with the provision of Company Products and that are reasonably likely to require the Company or such Subsidiary to either recognize expense in accordance with GAAP, or make cash payments, in excess of $175,000 over the 12-month period following the Agreement Date;

(iii) any Contract under which a third party has the right to distribute, resell or solicit customers of Company Products, including distributors, resellers and original equipment manufacturers (each, a “Reseller Agreement”), other than non-exclusive Reseller Agreements terminable by the Company or any Subsidiary for convenience, on 90 days’ notice or less or within 90 days following the Agreement Date, without any Liability arising from such termination;

(iv) any trust indenture, mortgage, promissory note, loan agreement, credit agreement or other Contract for the borrowing of money, any currency exchange, interest rate, commodities or other hedging or derivative transaction or arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(v) any Contract for capital expenditures in excess of $100,000 in the aggregate;

(vi) any Contract (identified under the applicable clause below): (A) limiting the freedom of the Company or any Subsidiary to engage or participate, or compete with any other Person, in any line of business, market or geographic area (including with respect to the development, manufacture, marketing or distribution of their respective products or services), or pursuant to which any benefit or right would be required to be given or lost as a result of so engaging, participating or competing, (B) limiting the freedom of the Company or any Subsidiary to make use of any Company-Owned Intellectual Property or Third-Party Intellectual Property not licensed under such Contract, (C) granting “most favored nation” or preferred pricing to any third party, (D) granting exclusive sales, distribution, marketing or other exclusive rights to any third party, (E) granting any rights of refusal, rights of first negotiation or similar rights to any third party or (F) otherwise limiting the right of the Company or any Subsidiary to sell, distribute or manufacture any Company Products or to purchase or otherwise obtain any components, materials, supplies, equipment, parts, subassemblies, software, Intellectual Property or services (other than in the case of this clause (F), Standard Inbound IP Agreements);

(vii) any Contract pursuant to which the Company or any Subsidiary (A) has purchased any real property or (B) is a lessor or lessee of any real property or of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property, in any such case involving in excess of $100,000 per annum;

(viii) any Contract with any of its directors, officers, employees, consultants or stockholders or any member of their immediate families (other than employee offer letters or consulting agreements on the Company’s standard form that are terminable at will without Liability or with no more than 30 days’ notice (except as required by any Applicable Law) by the Company or any Subsidiary, employee invention assignment and confidentiality agreements on the Company’s standard form and option grant, and option exercise agreements, restricted stock unit agreements, performance stock unit agreements and restricted stock grant agreements on the Company’s standard form (which forms have been made available to Parent)), including any Contract requiring it to make a payment to any such person on account of the Merger, any Transaction or any Contract that is entered into in connection with this Agreement;

(ix) any Contract pursuant to which the Company or any Subsidiary agrees to (A) provide an indemnity or warranty or provide any support, maintenance or (B) act as a guarantor or indemnitor for or against the Liabilities (including Company Debt) of any other Person, in each case other than pursuant to any Standard Outbound IP Agreements, Standard Inbound IP Agreements and Contracts identified in subsections (i), (ii) or (x) of Schedule 3.19(a);

(x) all licenses, sublicenses and other Contracts pursuant to which (A) any third party is authorized to use or is granted any right in or to any Company Products or Company-Owned Intellectual Property (excluding (1) all employees of the Company and the Subsidiaries and (2) all consultants and independent contractors providing services for the Company or its Subsidiaries in accordance with consulting agreements and independent contractor agreements on the Company’s standard form of agreement, copies of which have been made available to Parent), (B) the Company or any Subsidiary has agreed to any restriction on the right of the Company or any Subsidiary to enforce any Company Registered Intellectual Property Rights or (C) the Company or any Subsidiary has agreed to encumber (other than non-exclusive licenses previously granted by the Company or any Subsidiary), transfer or sell rights in or with respect to any Company-Owned Intellectual Property, other than, in the case of clauses (A) or (B), Standard Outbound IP Agreements and Contracts identified in subsections (i) and (iii) of Schedule 3.19(a);

(xi) all licenses, sublicenses and other Contracts pursuant to which the Company or any Subsidiary acquired or is granted any right in or to any Third-Party Intellectual Property or is authorized to market, distribute or resell any product, service or Third-Party Intellectual Property, other than Standard Inbound IP Agreements and Contracts identified in subsection (ii) of Schedule 3.19(a);

(xii) any Contract under which the Company or any Subsidiary has any ongoing relationship to develop any Intellectual Property (independently or jointly) for any third party or provides any advice or services to any third party, including any consulting Contract, professional services Contract or software implementation, deployment or development services Contract, or support services Contract, other than Standard Outbound IP Agreements;

(xiii) any Contract providing for the development of any Intellectual Property for the Company or any Subsidiary (other than Standard Inbound IP Agreements and employee invention assignment agreements, consulting agreements and independent contractor agreements with Authors on the Company’s standard form of agreement, copies of which have been made available to Parent);

(xiv) (A) any joint venture Contract or any other Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with any other Person, other than Reseller Agreements, or (B) any Contract that involves the payment of royalties to any other Person;

(xv) any Contract authorizing any other Person to manufacture or reproduce any Company Products (other than the right to make archival or back-up copies or otherwise in accordance with the terms of the Standard Outbound IP Agreements), or to provide maintenance, service or support for any Company Products (other than Reseller Agreements);

(xvi) any joint marketing, marketing support, lead referral or reference sale agreement, other than Reseller Agreements;

(xvii) any Contract or plan (including any stock option, restricted stock unit, stock purchase and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Common Stock or any other securities of the Company or any Subsidiary or any options, restricted stock units, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, restricted stock units, warrants or other rights therefor, except for the Company Option Plans and the Company Options and the Company RSUs and Company PSUs set forth on the Equity Spreadsheet;

(xviii) any Contract with any investment banker, broker, attorney, accountant or other advisor or representative retained by the Company or any Subsidiary in connection with this Agreement and the Transactions;

(xix) any Contract pursuant to which (A) it has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person (other than the Subsidiaries) or (B) any other Person has the right to acquire any assets of the Company or any Subsidiary or any interests therein after the Agreement Date, other than Standard Outbound IP Agreements and Contracts identified in subsection (i) of Schedule 3.19(a);

(xx) any Contract with any Governmental Entity (a “Government Contract”);

(xxi) any litigation settlement which contains material continuing obligations of the Company or any of its Subsidiaries (other than as to confidentiality) or currently effective litigation standstill or tolling agreement;

(xxii) any Contract not disclosed against another subsection of this Section 3.19(a) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K);

(xxiii) any Contract with any labor union or any collective bargaining agreement or similar contract with its employees; or

(xxiv) any other Contract not listed in subsections (i)-(xxiv) that individually provides for payments to or by the Company or the Subsidiaries in excess of $175,000 over a 12-month period or is otherwise material to the Company and the Subsidiaries, taken as a whole.

(b) All Material Contracts are in written form. Each of the Material Contracts is in full force and effect, except to the extent that they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, is not, and would not reasonably be expected to be, material to the Company and the Subsidiaries, taken as a whole, and has not been amended in any material respect except as disclosed in Schedule 3.19(a). There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or any Subsidiary or, to the knowledge of the Company, with respect to any other contracting party, that, with or without the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give any third party the right to (A) declare a default or exercise any remedy under any Material Contract, (B) a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) accelerate the maturity or performance of any obligation of the Company or any Subsidiary under any Material Contract or (D) cancel, terminate or modify any Material Contract, except in each case for any such defaults, events, occurrences, conditions or acts that individually or in the aggregate, are not, and would not reasonably be expected to be, material to the Company and the Subsidiaries, taken as a whole. Since January 1, 2012, neither the Company nor any Subsidiary has received any written, or to the knowledge of the Company, oral, notice regarding any actual or possible material violation or breach of, material default under, or intention to cancel or modify any Material Contract. True, correct and complete copies of all Material Contracts have been made available to Parent.

(c) To the knowledge of the Company, with respect to any Government Contract, there is, as of the Agreement Date, neither an existing nor a reasonable basis for a: (i) civil fraud or criminal investigation by any Governmental Entity, (ii) qui tam action brought against the Company or any Subsidiary under the Civil False Claims Act, (iii) suspension or debarment proceeding (or equivalent proceeding) against the Company or any Subsidiary, (iv) claim or request by a Governmental Entity for a contract price adjustment based on asserted: defective pricing; disallowance of cost or non-compliance with statute, regulation or contract, (v) dispute involving the Company or any Subsidiary to relating to such Government Contract or (vi) claim or equitable adjustment by the Company or any Subsidiary relating to such Government Contract. Neither the Company nor any Subsidiary has any material Liability for renegotiation of any Government Contract.

3.20. Export Control Laws; Government Surveillance. The Company and each Subsidiary has conducted its respective businesses and any (re)export or import transactions in accordance in all material respects with Applicable Law, including the following: (i) the U.S. Export Administration Act and related Applicable Law implementing the U.S. Export Administration Regulations (“EAR”); (ii) the U.S. International Traffic in Arms Regulations (“ITAR”); (iii) other applicable controls and sanctions administered by the U.S. Department of Commerce and/or the U.S. Department of State; and (iv) any European Union (“EU”) export control legislation, such as Council Regulation (EC) No 428/2009 and that of any of its Member States. Without limiting the foregoing, (i) the Company and each Subsidiary has obtained all export licenses and other approvals required by the Applicable Law of the U.S. or any country in such Subsidiary is located or does business for its exports or imports of products, software and technologies from or into the United States or any other country from which or into which it has exported or imported products, software, or technologies, (ii) the Company and each Subsidiary is in material compliance with the terms of all applicable export licenses or other approvals, (iii) there are no pending or, to the knowledge of the Company, threatened claims against the Company or any Subsidiary with respect to such export licenses or other approvals, (iv) there are no actions, conditions or circumstances pertaining to the Company’s or any Subsidiary’s export transactions that would reasonably be expected to give rise to any material future claims and (v) no consents or approvals for the transfer of export licenses to Parent are required, except for such consents and approvals that can be obtained expeditiously without material cost. Neither the Company nor any Subsidiary has disclosed or has been requested to disclose to any Governmental Entity in any jurisdiction any encryption keys, cryptographic algorithm keys or any information that would (themselves or in conjunction with any other such keys or information) enable any encrypted software, information or data that is used or distributed by the Company or any Subsidiary or its or their customers, or that is otherwise transmitted or processed through Company Products, to be decrypted or accessed in any decrypted form (in whole or in part and in whatever format).

3.21. Information Supplied. The Schedule 14D-9, the information supplied by the Company for inclusion or incorporation by reference in the Offer Documents and, if applicable, the Information Statement, including any amendments or supplements thereto, will not, on each applicable filing date and date of mailing to the stockholders of the Company, (i) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) omit to state any material fact necessary to correct any statement in any earlier communication with respect to the Transactions that has become misleading. The Schedule 14D-9 and, if applicable, the Information Statement will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding anything in the foregoing to the contrary, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their respective Affiliates that is contained in (or incorporated by reference in) the Schedule 14D-9 or, if applicable, the Information Statement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

4.1. Organization, Standing and Power. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Parent and Merger Sub has the corporate power to own its properties and to conduct its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would not have a Parent Material Adverse Effect. Neither Parent nor Merger Sub is in violation in any material respect of any of the provisions of its articles or certificate of incorporation, as applicable, or bylaws.

4.2. Authority; Non-contravention.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the Merger and the other Transactions. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub (other than the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, which shall occur promptly following the execution of the Agreement). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company of this Agreement, constitutes the valid and binding obligation of Parent and Merger Sub, respectively, enforceable against Parent and Merger Sub, respectively, in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) Applicable Law governing specific performance, injunctive relief and other equitable remedies.

(b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the certificate of incorporation or bylaws of Parent and Merger Sub, in each case, as amended to date, (ii) subject to compliance with the requirements set forth in Section 4.2(c), any material Applicable Law applicable to Parent or Merger Sub or any of their respective material properties or assets or (iii) any material Contract applicable to Parent or Merger Sub or their respective properties or assets, other than, in the case of clauses (ii) and (iii), such conflicts, violations, defaults, terminations, cancellations, accelerations, losses, consents, approvals or waivers, would not, individually or in the aggregate, reasonably be expected to prevent, materially alter or materially delay any of the Transactions within the respective time frames in which the Transactions would otherwise be consummated in the absence of the need for such consent, approval or waiver.

(c) No consent, approval, order, authorization, release or waiver of, or registration, notification, declaration or filing with, any Governmental Entity, is required by, or with respect to, Parent or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Merger or the other Transactions, except for (i) the filing of the Certificate of Merger pursuant to Section 2.3, (ii) such filings as may be required under any applicable foreign Antitrust Law and the expiration or early termination of applicable waiting periods under any applicable foreign Antitrust Law, (iii) such other filings and notifications as may be required under federal, state or foreign securities laws or the rules and regulations of the NASDAQ Global Select Market, (iv) the filing of a registration statement on Form S-8 with the SEC after the Closing Date covering the shares of Parent Common Stock issuable pursuant to Rollover RSUs to be assumed by Parent and (v) such other consents, approvals, orders, authorizations, releases, waivers, registrations, notifications, declarations or filings that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to prevent, materially alter or materially delay any of the Transactions within the respective time frames in which the Transactions would otherwise be consummated in the absence of the need for such consent, approval or waiver.

4.3. No Prior Merger Sub Operations. Merger Sub was formed solely for the purpose of effecting the Merger and the other Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Merger and the other Transactions.

4.4. Stock Ownership. As of the Agreement Date, neither Parent nor Merger Sub beneficially own any shares of Company Capital Stock. Neither Parent nor Merger Sub, nor any of their “affiliates” or “associates,” has been an “interested stockholder” with respect to the Company at any time within the three-year period ending on the Agreement Date, as those terms are used in Section 203 of the DGCL.

4.5. Information Supplied. The Offer Documents and the information supplied by the Company for inclusion or incorporation by reference in the Schedule 14D-9 and, if applicable, the Information Statement, including any amendments or supplements thereto, will not, on each applicable filing date and date of mailing to the stockholders of the Company, (i) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) omit to state any material fact necessary to correct any statement in any earlier communication with respect to the Transactions that has become misleading. The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding anything in the foregoing to the contrary, neither Parent nor Merger Sub makes any representation or warranty with respect to any information supplied by the Company that is contained in (or incorporated by reference in) the Offer Documents.

4.6. Financing. Parent has, or has access to as of the Agreement Date, and will have available to it upon the consummation of the Offer and the Effective Time, sufficient funds to make the payments required pursuant to this Agreement with respect to, the Offer and the Merger, respectively.

4.7. Litigation. As of the Agreement Date, there is no Order or Legal Proceeding pending or threatened in writing against Parent or the Merger Sub or their respective assets or properties, except as would not, individually or in the aggregate, materially impair the ability of Parent or Merger Sub to consummate, or prevent or materially delay, the Offer, the Merger or any of the Transactions.

4.8. Brokers. Neither Parent nor Merger Sub nor any of their respective stockholders, directors, officers, employees or Affiliates has incurred or will incur on behalf of Parent or Merger Sub or any subsidiary of Parent any brokers, finders’, advisory or similar fee in connection with the Transactions for which the Company would have any Liability prior to the Effective Time.

ARTICLE V

CONDUCT PRIOR TO THE EFFECTIVE TIME

5.1. Conduct of Business of the Company and the Subsidiaries. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement in accordance with Article VIII and the Effective Time (except as set forth in Section 5.1 of the Company Disclosure Letter, to the extent expressly provided otherwise in this Agreement, as required by Applicable Law (provided that the Company shall to the extent reasonably practicable and permitted by Applicable Law, notify Parent in advance of any action proposed to be taken by the Company to comply with Applicable Law that would otherwise not be permitted under the provisions of this Section 5.1), or as consented to in writing by Parent) the Company shall, and shall cause each Subsidiary to:

(a) conduct the Business only in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in material compliance with all Applicable Law;

(b) (i) pay all Company Debt and Taxes when due, subject to good faith disputes over such Company Debt or Taxes, (ii) pay or perform its other material obligations when due, (iii) use commercially reasonable efforts consistent with past practice to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practice, (iv) use commercially reasonable efforts to sell Company Products consistent with past practice as to license, service and maintenance terms and incentive programs and (v) use commercially reasonable efforts substantially consistent with past practice to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it;

(c) use commercially reasonable efforts to assure that each of its Contracts entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Merger or the other Transactions;

(d) maintain all of the Leased Real Property in accordance with the terms of the applicable lease in all material respects; and

(e) notify Parent, and give Parent the opportunity to be consulted regarding the defense or settlement of, any Legal Proceeding to which the Company or any Subsidiary is a party or that is to the knowledge of the Company threatened in writing against the Company, any Subsidiary or any director, officer or employee of the Company or any Subsidiary in their capacity as such (in each case other than routine Legal Proceedings defended or settled in the ordinary course of business consistent with past practice).

5.2. Restrictions on Conduct of Business of the Company and Subsidiaries. Without limiting the generality or effect of Section 5.1, during the period from the Agreement Date and continuing until the earlier of (x) the termination of this Agreement in accordance with Article VIII and (y) the Effective Time, the Company shall not, and shall cause each Subsidiary not to, do, cause or permit any of the following (except (1) to the extent expressly provided otherwise in this Agreement, (2) as consented to in writing by Parent, (3) as set forth on a subsection of Schedule 5.2 that corresponds to the applicable subsection of this Section 5.2) or (4) as required by Applicable Law (provided that the Company shall to the extent reasonably practicable and permitted by Applicable Law, notify Parent in advance of any action proposed to be taken by the Company to comply with Applicable Law that would otherwise not be permitted under the provisions of this Section 5.2):

(a) Charter Documents. Amend its certificate of incorporation or bylaws, or comparable organizational or governing documents;

(b) Dividends; Changes in Capital Stock. Declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock (other than the payment of any dividend or distribution by any Subsidiary to the Company or another Subsidiary in the ordinary course of business consistent with past practice), or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except, in any such case, from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service or adopt any resolution, plan or arrangement for liquidation, dissolution or winding-up;

(c) Stock Option Plans, etc. (i) Grant, confer, award, accelerate, amend or change the period of exercisability or vesting of any Company Options, Company RSUs, Company PSUs, Unvested Company Shares or other rights granted under the Company Option Plans or the Company ESPP or any other equity or equity-based awards, the vesting of the securities purchased or purchasable under such Company Options, Company RSUs, Company PSUs or other rights or the vesting schedule or Repurchase Rights applicable to any Unvested Company Shares issued under such stock plans or otherwise, (ii) amend or change any other terms of such Company Options, Company RSUs, Company PSUs other rights or Unvested Company Shares or (iii) authorize cash payments in exchange for any Company Options, Company RSUs, Company PSUs, Unvested Company Shares or other rights granted under any of such plans or the securities purchased or purchasable under those Company Options, Company RSUs, Company PSUs or other rights or the Unvested Company Shares issued under such plans or otherwise;

(d) Material Contracts. (i) Enter into any Contract that would constitute a Material Contract if entered into prior to the Agreement Date (other than (A) Standard Customer Agreements, and (B) auto renewal of existing Contracts pursuant to their terms), (ii) violate, terminate (other than allowing expiration according to its scheduled term, including failure to renew) or waive any of the material terms of any Material Contracts, or (iii) amend, waive or otherwise modify any of its Material Contracts (or any other Contract that, after giving effect to such amendment or modification, would be a Material Contract if entered into prior to the Agreement Date, taking into account such amendment) in such a way as to materially reduce the expected business or economic benefits thereof;

(e) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any Company Voting Debt or any shares of its capital stock (including any Unvested Company Shares) or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating it to issue any such shares or other convertible securities, other than, in any such case, (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Options or Company Warrants or pursuant to the settlement of Company RSUs or Company PSUs, in each case, outstanding on the Agreement Date, (ii) the issuance of shares of Company Common Stock issuable to participants in the Company ESPP, and (iii) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants of the Company in accordance with Contracts providing for the repurchase of shares in connection with any termination of service;

(f) Employees; Consultants; Independent Contractors. (i) Hire any additional officers or other employees to whom a written offer of employment has not been made prior to the Agreement Date, provided that such written offer of employment has been provided to Parent and provided further that a list of such written offers is set forth on Schedule 5.2(f), (ii) except as set forth in Section 6.8, terminate the employment or change the title of any employee of the Company or any Subsidiary at a senior director level or higher, (iii) enter into, materially amend, or extend the term of any employment or consulting agreement with any officer, employee, consultant or independent contractor, or (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by Applicable Law);

(g) Loans and Investments. (i) Make any loans or advances (other than routine travel and business-related advances and sales commission draws to employees of the Company or any Subsidiary in the ordinary course of business substantially consistent with past practice) to, or any investments in or capital contributions to, any Person (including any officer, director or employee of the Company), other than funding to any Subsidiary in order to fund operations in the ordinary course of business substantially consistent with past practice (including with respect to amounts thereof), (ii) forgive or discharge in whole or in part any outstanding loans or advances or (iii) amend or modify in any material respect any loan previously granted;

(h) Intellectual Property. (i) Other than as permitted herein, transfer or license to any Person any rights to any Intellectual Property (other than sales and non-exclusive licenses of Company Products in the ordinary course of business substantially consistent with past practice), or acquire or license from any Person any Third-Party Intellectual Property or (ii) transfer or provide a copy of any Company Source Code and Manufacturing Specifications to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company outside the United States) other than (A) Open Source Materials, but solely to the extent required pursuant to the terms of the applicable licenses governing such Open Source Materials, or (B) providing access to Company Source Code and Manufacturing Specifications to Authors solely in connection with their capacity as Authors), in the ordinary course of business substantially consistent with past practice;

(i) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets that are material, individually or in the aggregate, to the Business, other than sales and non-exclusive licenses of Company Products in the ordinary course of business substantially consistent with past practice or enter into any Contract with respect to the foregoing;

(j) Indebtedness. Incur any Liability that would be Company Debt, enter into any “keep well” or other Contract to maintain any financial statement condition, or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables substantially consistent with past practice;

(k) Leases. Enter into any operating lease involving in excess of $100,000 per annum or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(l) Payment of Obligations. Pay, discharge or satisfy, in an amount in excess of $100,000 in any one case or $250,000 in the aggregate, any Liability arising other than in the ordinary course of business substantially consistent with past practice pursuant to Contracts made available to Parent, in any such case other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements or those Liabilities set forth on Schedule 5.2(l);

(m) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements which are more than 10% greater than the amounts set forth in the capital expenditures budget set forth on Schedule 5.2(m);

(n) Insurance. Materially change the amount or terms of any insurance coverage;

(o) Employee Benefit Plans; Pay Increases. (i) Adopt or amend in any material respect any Company Employee Plan (or any plan that would be a Company Employee Plan if in effect on the Agreement Date) or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under Applicable Law or as necessary to maintain the qualified status of such plan under the Code, (ii) materially amend any deferred compensation plan within the meaning of Section 409A of the Code except to the extent necessary to meet the requirements of such Section, (iii) pay any special bonus or special remuneration to any employee or non-employee director or consultant or increase the salaries, wage rates or fees of its employees or consultants or materially increase the benefits provided to any of its employees or consultants (other than pursuant to preexisting plans, policies or Contracts that have been made available to Parent and have been listed on Schedule 3.13(a)) or (iv) add any new members to the Company Board or to the board of directors or similar governing body of any Subsidiary (other than in connection with the Company’s 2015 annual meeting of stockholders or to replace a member of the Company Board or the board of directors or similar governing body of such Subsidiary who resigns or is otherwise removed from such position following the Agreement Date and prior to the Closing);

(p) Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay (other than accrued but unpaid salary), or the acceleration of vesting or other benefits, upon a termination of employment, to any Person (other than payments or acceleration made pursuant to preexisting plans, policies or Contracts that have been made available to Parent and are set forth on Schedule 5.2(p));

(q) Legal Proceedings; Settlements. (i) Commence a Legal Proceeding other than (A) for the routine collection of accounts receivable, (B) in such cases where the Company in good faith determines that failure to commence such Legal Proceeding would result in the material impairment of a valuable aspect of the Business (provided that the Company consults with Parent prior to the filing of such a suit) or (C) for a breach of this Agreement or (ii) settle, offer to settle or agree to settle any pending or threatened Legal Proceeding or other dispute, including any such Legal Proceeding between a third party and any customers of the Company for which the Company is providing a defense or indemnity;

(r) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets, in each case, that are material, individually or in the aggregate, to the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(s) Taxes. (i) Make or change any material election in respect of Taxes, (ii) adopt or change any material method of accounting in respect of Taxes, (iii) (A) file any material claim for refund of Taxes or any amendment to any material Tax Return or (B) file any material Tax Return in a manner inconsistent with the Company’s past practice (provided that, in each case, Parent will not unreasonably withhold, condition or delay its consent to such a filing), (iv) enter into any Tax sharing or similar agreement or closing agreement, settle any material claim or assessment in respect of Taxes, (v) consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes or (vi) enter into intercompany transactions outside the ordinary course of business giving rise to deferred gain or loss;

(t) Accounting. Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its material assets (including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business substantially consistent with past practice), except in each case as required by changes in GAAP (which requirement is confirmed by its independent auditors) and after notice to Parent;

(u) Company SEC Reports. Fail to timely file any Company SEC Reports (in form that complies in all material respects with the Exchange Act, with all required signatures, certifications and exhibits) required to be filed between the Agreement Date and the Closing;

(v) Real Property. Enter into any Contract for (i) the purchase or sale of any real property or (ii) the lease of any real property involving an aggregate amount in excess of $100,000 per annum for any such lease;

(w) Encumbrances. Place or allow the creation of any Encumbrance on any of its properties, other than Permitted Encumbrances;

(x) Warranties; Discounts. Materially depart from past practices in the granting of warranties, discounts or credits to customers;

(y) Interested-Party Transactions. Enter into any Contract in which any Company Representative or stockholder of the Company (or any member of their immediate families) has an interest that would constitute a Material Contract (if entered into prior to the Agreement Date), except for indemnification agreements in the Company’s standard form of indemnification agreement entered into with new directors elected to serve on the Company Board at the Company’s 2015 annual meeting of stockholders;

(z) Cash Management Transactions. Enter into or materially modify any currency exchange, interest rate, commodities or other hedging or derivative transactions or arrangements, or other investment or cash management transactions or arrangements other than in the ordinary course of business substantially consistent with past practice;

(aa) Joint Development Contracts. Enter into or materially modify any Contract for the joint development with any other Person of any material product, system, software, content, technology or Intellectual Property by or for the Company or any of the Subsidiaries;

(bb) Manufacturing Agreements. Enter into any Contract to license, or any Contract to authorize, any third party to manufacture or reproduce finished or standalone products, systems or technology of the Company, other than any original design manufacturer Contract entered into by the Company in the ordinary course of business substantially consistent with past practice, following prior consultation with Parent, that has a term of one year or less and that is not otherwise material to the Business, and other than any purchase order entered into under any Contract that is in effect as of the Agreement Date that does not implement or effect any material change to the existing terms of such Contract;

(cc) Industry Standards Groups. Enter into any Contract relating to the membership of, or participation by, the Company or any of the Subsidiaries in, or the affiliation of the Company or any of the Subsidiaries with, any industry standards group or association in which the Company or any of the Subsidiaries contributes and/or shares in pooled patent rights;

(dd) Marketing Agreements. Enter into any joint marketing or marketing support Contract involving an amount in excess of $100,000 per annum; or

(ee) Other. Agree in writing or otherwise to take, any of the actions prohibited in clauses (a) through (dd) of this Section 5.2.

5.3. Certain Limitations on Control. Notwithstanding anything to the contrary in this Article V, the parties hereto acknowledge and agree that no consent of Parent shall be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any Antitrust Laws.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1. No Solicitation; Acquisition Proposals.

(a) No Solicitation or Change of Recommendation. Subject to Section 6.1(c) and Section 6.1(d), from and after the Agreement Date until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, the Company (including the Company Board and any committee thereof) and the Subsidiaries will not, and they will not authorize or permit any of their respective Representatives (collectively, the “Company Representatives”) to, directly or indirectly, (i) solicit, initiate or knowingly encourage, support, facilitate or induce the making, submission or public announcement of any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) (A) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (B) submit any Acquisition Proposal to the vote of any securityholders of the Company or any Subsidiary, (C) withhold, withdraw, qualify, amend or modify (or publicly propose or announce any intention or desire to withhold, withdraw, qualify, amend or modify), in a manner adverse to Parent, the approval of the Company Board of this Agreement and/or any of the Transactions or the Company Board Recommendation, (D) approve any transaction, or any third party becoming an “interested stockholder,” under Section 203 of the DGCL or (E) fail to include the Company Board Recommendation in the Schedule 14D-9 (any action or failure described in this clause (iii), a “Change of Recommendation”), (iv) enter into any agreement in principle, letter of intent, term sheet or any other agreement, understanding or contract (whether binding or not) contemplating or otherwise relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or (v) resolve, propose or agree to do any of the foregoing. The Company shall, and shall cause the Subsidiaries and the Company Representatives to, immediately (i) cease any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal, (ii) request, and use reasonable best efforts to cause, any Person (and such Person’s Representatives) with which the Company has engaged in any such activities within the

12-month period preceding the Agreement Date to promptly return or destroy all confidential information previously provided to such Person (and such Person’s Representatives) and (iii) terminate access to any physical or electronic data rooms relating to a potential Acquisition Transaction. The Company shall, and shall cause the Subsidiaries to, enforce (and shall not, nor permit any Subsidiary to, waive) any rights under any confidentiality or non-disclosure agreements entered into in connection with or applicable to an Acquisition Proposal to which the Company or any Subsidiary is a party; provided that the Company shall be permitted to grant waivers of, and not enforce, any standstill provision to the extent that (x) such provision would otherwise prohibit the counterparty thereto from making a confidential Acquisition Proposal directly to the Company Board for a negotiated Acquisition Transaction in accordance with this Section 6.1 and (y) the Company Board shall have concluded in good faith (after consultation with its outside legal counsel) that the failure to take such action is reasonably likely to constitute a breach of its fiduciary obligations to the stockholders of the Company under Applicable Law. If any Company Representative, whether in his, her or its capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 6.1 not to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 6.1.

(b) Notice. The Company shall advise Parent orally and in writing as promptly as practicable (but in no event more than 24 hours) after receipt by the Company and/or any Subsidiary (and/or to the knowledge of the Company, by any of the Company Representatives) of (i) any Acquisition Proposal, (ii) any inquiry, indication of interest, proposal or offer that constitutes, or that the Company Board determines in good faith could reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering submitting an Acquisition Proposal or (iv) any request for non-public information (including access to any of the properties, books or records of the Company or any Subsidiary) that the Company Board determines in good faith could reasonably be expected to lead to an Acquisition Proposal. Such notice shall describe the material terms and conditions of such Acquisition Proposal, inquiry, indication of interest, proposal, offer, notice or request and the identity of the Person or Group submitting any such Acquisition Proposal, inquiry, indication of interest, proposal, offer, notice or request. The Company shall keep Parent reasonably informed on a current basis (and in any event within 24 hours) of the status and material details of, any such Acquisition Proposal, inquiry, indication of interest, proposal, offer, notice or request and shall provide to Parent as promptly as practicable (but in no event more than 24 hours after receipt) a true, correct and complete copy of all written and other materials and information provided to the Company, a Subsidiary or a Company Representative in connection with any such Acquisition Proposal, inquiry, indication of interest, proposal, offer, notice or request (including any material amendments or modifications or proposed material amendments or modifications), or a reasonable written summary thereof if such material or information is not written. The Company shall not enter into any Contract with any Person that prohibits the Company from providing any required notification or other information or materials to Parent in accordance with this Section 6.1(b). The Company shall provide Parent with at least 24 hours prior notice of any meeting of the Company Board at which the Company Board is reasonably expected to discuss any Acquisition Proposal, including to determine whether such Acquisition Proposal is a Superior Proposal.

(c) Superior Proposals. In the event that any Person or Group submits to the Company (and does not withdraw) an unsolicited, written, bona fide Acquisition Proposal prior to the consummation of the Offer that the Company Board determines in good faith (after consultation with its outside legal counsel and a financial advisor of national standing) is, or would reasonably be expected to lead to, a Superior Proposal, then, notwithstanding anything to the contrary contained in Section 6.1(a), the Company may (i) enter into discussions with such Person or Group regarding such Acquisition Proposal and (ii) deliver or make available to such Person non-public information regarding the Company and the Subsidiaries; provided that, in each such case, the Company, the Subsidiaries and the Company Representatives shall have complied with each of the following: (A) none of the Company, the Subsidiaries and the Company Representatives shall have violated any of the provisions of this Section

6.1 in any material respect, (B) the Company Board first shall have determined in good faith (after consultation with its outside legal counsel) that the failure to take such action is reasonably likely to constitute a breach of its fiduciary obligations to the stockholders of the Company under Applicable Law, (C) the Company first shall have given Parent at least three Business Days advance written notice of its intent to take such actions, which notice shall specify the actions it intends to take, the identity of the Person that submitted such Acquisition Proposal and all of the material terms and conditions of such Acquisition Proposal, (D) prior to making available to any such Person any material non-public information, the Company first shall have received from such Person an executed Acceptable Confidentiality Agreement (a copy of which executed Acceptable Confidentiality Agreement shall be provided to Parent, for informational purposes only, within 24 hours of its execution) and (E) prior to or contemporaneously with delivering or making available any such non-public information to such Person, the Company shall have delivered such non-public information to Parent (or made available to Parent such non-public information; provided that the Company shall have delivered to Parent a list identifying all such non-public information).

(d) Change of Recommendation for Superior Proposal. Notwithstanding anything to the contrary contained in Section 6.1(a), the Company Board may effect a Change of Recommendation following the satisfaction of all of the following conditions:

(i) the Offer has not been consummated;

(ii) the Company has complied with the provisions of this Section 6.1;

(iii) a Superior Proposal has been submitted to the Company, has not been withdrawn and continues to be a Superior Proposal (as determined in accordance with Section 6.1(c));

(iv) the Company has provided to Parent at least four Business Days’ prior written notice (which notice may be provided at the same time as the notice provided pursuant to Section 6.1(c)(ii)(C)) (a “Notice of Superior Proposal”) that stated expressly (A) that the Company has received such Superior Proposal, (B) the material terms and conditions of such Superior Proposal and the identity of the Person or Group submitting such Superior Proposal and (C) that the Company Board intends to effect a Change of Recommendation and the manner and timing in which it intends to do so, and has provided Parent with an unredacted copy of such Superior Proposal, together with unredacted copies of all proposed transaction agreements and any financing commitments relating thereto (collectively, the “Superior Proposal Materials”), concurrently with the delivery of such Notice of Superior Proposal;

(v) the Company has (A) contemporaneously with or prior to delivering or making available any non-public information to the Person or Group submitting such Superior Proposal, delivered such non-public information to Parent (or made available to Parent such non-public information; provided that the Company shall have delivered to Parent a list identifying all such non-public information), and (B) during the four-Business Day period referred to in Section 6.1(d)(iv), if requested by Parent, made the Company Representatives available to discuss and negotiate in good faith with Parent’s Representatives any modifications to the terms and conditions of this Agreement that Parent desires to propose such that such Superior Proposal would cease to constitute a Superior Proposal;

(vi) Parent has not, within four Business Days of Parent’s receipt of such Notice of Superior Proposal, made a written, binding and irrevocable (through the expiration of such four-Business Day period) offer that the Company Board has determined in good faith (following consultation with its outside legal counsel and a financial advisor of national standing)

that such Superior Proposal continues to constitute a Superior Proposal (it being agreed that (A) the Company Board shall convene a meeting to consider any such offer by Parent promptly following the receipt thereof, (B) the Company Board shall not effect a Change of Recommendation for four Business Days after receipt by Parent of such Notice of Superior Proposal and the Superior Proposal Materials and (C) any change to the financial or other material terms of such Superior Proposal shall require a new Notice of Superior Proposal to Parent and a new discussion process under this Section 6.1(d), except that the additional advance notice period shall be reduced to two Business Days with respect to any such new Notice of Superior Proposal); and

(vii) the Company Board has determined in good faith (following consultation with its outside legal counsel) that, in light of such Superior Proposal and any modifications proposed by Parent, the failure to effect a Change of Recommendation is reasonably likely to constitute a breach of its fiduciary obligations to the stockholders of the Company under Applicable Law.

(e) Compliance with Tender Offer Rules. Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rules 14d-9 and 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act or (ii) making any disclosure to the stockholders of the Company that the Company Board has determined in good faith (following consultation with its outside legal counsel) that failure to make such disclosure is reasonably likely to result in a breach of its fiduciary obligations to the stockholders of the Company under Applicable Law (a “Required Fiduciary Disclosure”); provided that (A) nothing in this Section 6.1(e) shall eliminate or modify the effect that any such action would otherwise have under this Section 6.1 and (B) the Company Board shall not effect a Change of Recommendation unless specifically permitted to do so pursuant to Section 6.1(d); provided, further, that (A) any “stop, look, and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, and any substantially similar communication that solely constitutes a recitation of the fact that an Acquisition Proposal has been received and a factual description of the terms thereof, and that no position has been taken by the Company Board as to the advisability or desirability of such Acquisition Proposal, shall not be deemed to be a Change of Recommendation if it is also accompanied by a public statement by the Company Board expressly reaffirming the Company Board Recommendation and (B) such Required Fiduciary Disclosure shall not be deemed to be a Change of Recommendation if it relates to an Acquisition Proposal and the text of such Required Fiduciary Disclosure includes a public statement that the Company Board is expressly reaffirming the Company Board Recommendation.

(f) As used in this Agreement, the following terms shall have the meanings indicated below:

(i) “Acquisition Proposal” means any agreement, offer, proposal or indication of interest (other than this Agreement, the Offer, the Merger or any other offer, proposal or indication of interest by Parent), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or indication of interest, relating to an Acquisition Transaction.

(ii) “Acquisition Transaction” means any transaction, or series of related transactions, involving: (A) any acquisition or purchase by any Person or Group, directly or indirectly, of 15% or more of the outstanding voting securities of the Company or any securities of any Subsidiary or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 15% or more of the outstanding voting securities of the Company, (B) any merger, consolidation, business combination or similar transaction involving the Company or any Subsidiary pursuant to which the stockholders of the Company immediately preceding such transaction hold securities representing less than 85% of the outstanding voting power of the surviving or resulting entity of such transaction (or parent entity of such surviving or resulting entity), (C) a sale or other disposition in a transaction or series of transactions by the Company or the Subsidiaries of assets representing (i) 15% or more of the aggregate fair market value of the assets of the Company and the Subsidiaries or (ii) 15% or more of the consolidated net revenues of the Company and the Subsidiaries immediately prior to such transaction or series of transactions or (D) any liquidation or dissolution of the Company, or any extraordinary dividend, whether of cash or other property, by the Company.

(iii) “Superior Proposal” means, with respect to the Company, an unsolicited, bona fide written Acquisition Proposal submitted after the Agreement Date and prior to the consummation of the Offer by a Person or Group to acquire, directly or indirectly, (i) pursuant to a tender offer, exchange offer, merger, consolidation or other business combination (including by means of a tender offer followed by a back-end merger) beneficial ownership of 50% or more of the outstanding voting securities of the Company or (ii) all or substantially all of the assets of the Company, in each case, for consideration consisting exclusively of cash and/or publicly traded equity or debt securities (and for which financing, to the extent required by the Person submitting such offer, is then fully-committed and non-contingent) that the Company Board has determined in good faith (following consultation with its outside legal counsel and a financial advisor of national standing), taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the offer, including conditions to consummation and the Person making the offer, (x) would be, if consummated, more favorable, from a financial point of view, to the stockholders of the Company (in their capacities as stockholders) than the terms of the Offer and the Merger (after giving effect to any adjustments to the terms of this Agreement proposed by Parent in response to such Acquisition Proposal) and (y) is reasonably likely to receive all required governmental approvals on a timely basis and is otherwise reasonably likely to be consummated on the terms proposed.

6.2. Access to Information.

(a) During the period commencing on the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, (i) the Company shall afford Parent and its Representatives reasonable access during business hours to (A) the properties, books, Contracts and records of the Company and each Subsidiary, provided that such access shall not unreasonably interfere with the business and operations of the Company and its Subsidiaries and (B) other information concerning the Business, results of operations, product development efforts, properties (tangible and intangible, including Intellectual Property) and personnel of the Company or any Subsidiary as Parent may reasonably request (ii) the Company shall maintain the virtual data room established in connection with this Agreement, and provide Parent and its Representatives access thereto and (iii) the Company shall, promptly upon reasonable request, provide to Parent and its Representatives true, correct and complete copies of the following documents of the Company and each Subsidiary in the Company’s or such Subsidiary’s possession: (A) internal financial statements and documentation regarding internal controls, and (B) Tax Returns, Tax elections and all other records and workpapers relating to Taxes; provided that, to the extent that compliance with this Section 6.2(a) would adversely affect any attorney-client privilege of the Company, Parent and the Company shall enter into an appropriate joint defense agreement to obviate such adverse effect; and provided further that the Company may restrict the forgoing access to the extent that under Applicable Law, any Governmental Entity requires such party to restrict or prohibit access to such properties or information.

(b) Subject to compliance with Applicable Law and Sections 6.2(a) and 6.3, from the Agreement Date until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time upon reasonable request by Parent and at convenient times and locations, the Company shall confer from time to time as requested by Parent with one or more of Parent’s Representatives to discuss, any material changes or developments in the operational matters of the Company and each Subsidiary and the general status of the ongoing operations of the Business.

(c) No information or knowledge obtained in any investigation pursuant to this Section 6.2 shall affect any representation, warranty, covenant, agreement or condition contained herein.

6.3. Confidentiality; Public Disclosure.

(a) The parties hereto acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, dated as of October 29, 2014 (as may be amended from time to time in accordance with its terms, the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms.

(b) Parent and the Company have agreed to the text of the initial press release announcing the execution of this Agreement and the Transactions. The Company shall consult with Parent before issuing or making, and shall provide and shall not issue any press release or make any public statement relating to this Agreement or the Transactions without the prior written consent of Parent; provided that the Company may, without obtaining such prior consent, issue such press release or make such public statement to the extent that the Company determines in good faith (following consultation with its outside legal counsel) that such press release or public statement is required by Applicable Law to be issued or made so long as the Company shall have (i) used reasonable efforts to consult and discuss in good faith with Parent the form and content thereof prior to its release and (ii) considered in good faith any reasonable changes that are suggested by Parent prior to releasing or making such press release or public statement. The Company shall require the Company Representatives to comply with this Section 6.3.

6.4. Regulatory Approvals.

(a) Each of Parent and the Company shall promptly after the execution of this Agreement apply for or otherwise seek, and use its respective commercially reasonable efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger and the other Transactions. Without limiting the generality or effect of the foregoing, each of Parent and the Company shall, as soon as practicable after the Agreement Date, make any filings (provided that the filing party has received from the other party all information regarding such other party as is reasonably necessary to make such filing) (“Merger Notification Filings”) required by any Applicable Law that is designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”). The parties hereto shall promptly supply one another with any information that may be required in order to make such filings or obtain such consents and approvals. Each party hereto shall (i) consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law, (ii) coordinate with one another in preparing and exchanging such materials and (iii) promptly provide one another (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party to any Governmental Entity in connection with this Agreement; provided that with respect to any such analyses, appearances, presentations, memoranda, briefs, arguments, opinions or proposals or such filings, presentations or submissions, each of Parent and the Company need not supply the other (or its counsel) with copies (or in case of oral presentations, a summary) to the extent that any Applicable Law requires such party or its subsidiaries to restrict or prohibit access to any such information.

(b) Each party hereto will notify the other promptly upon the receipt of (i) any comments from any officials of any Governmental Entity in connection with any Merger Notification Filings made pursuant hereto, (ii) any request by any officials of any Governmental Entity for amendments or supplements to any Merger Notification Filings made pursuant to, or information provided to comply in all material respects with, any Applicable Law and (iii) any proposal by a Governmental Entity regarding a settlement of any investigation. Each party hereto will respond promptly to and comply with any request for information relating to this Agreement or the Merger Notification Filings from any Governmental Entity charged with enforcing, applying, administering or investigating any Antitrust Laws. Whenever any event occurs that is required to be set forth in an amendment or supplement to any Merger Notification Filing made pursuant to Section 6.4(a), each party hereto will promptly inform the other parties of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(c) Each of Parent and the Company shall use its respective commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Transactions under any applicable Antitrust Laws. Parent and the Company shall take any and all of the following actions to the extent necessary to cause the expiration of the notice periods under Antitrust Laws with respect to such transactions and to obtain the approval of any Governmental Entity with jurisdiction over the enforcement of any Applicable Law regarding the Transactions: (i) entering into negotiations, (ii) providing information required by Applicable Law and (iii) substantially complying with any “second request” for information pursuant to Antitrust Laws.

(d) Notwithstanding anything herein to the contrary, if any Legal Proceeding is instituted (or threatened to be instituted) challenging the Merger or the other Transactions as violative of any Antitrust Law, it is expressly understood and agreed that (i) Parent shall not have any obligation to litigate or contest any such Legal Proceeding or Order resulting therefrom and (ii) Parent shall be under no obligation to make proposals, execute or carry out agreements or submit to Orders providing for (A) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or the Company or any of their respective Affiliates, (B) the imposition of any limitation or restriction on the ability of Parent or any of its Affiliates to freely conduct their business or, following the Closing, the Business or own such assets or (C) the holding separate of the shares of Company Capital Stock or any limitation or regulation on the ability of Parent or any of its Affiliates to exercise full rights of ownership of the shares of Company Capital Stock (any of the foregoing, an “Antitrust Restraint”).

(e) Nothing in this Section 6.4 shall limit a party’s right to terminate the Agreement pursuant to Section 8.1(c) so long as such party has until such date complied in all material respects with its obligations under this Section 6.4.

6.5. Cooperation. Subject to the limitations set forth in Section 6.4(d), each of the parties hereto agrees to use its respective commercially reasonable efforts, and to cooperate with each other party hereto to take, or cause to be taken, all actions, and to do, or cause to be done, the things reasonably necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other Transactions, including (i) taking all reasonable actions necessary to satisfy the Offer Conditions and the conditions set forth in Article VI and (ii) executing and delivering such other instruments and doing and performing such other acts and things as may be reasonably necessary, appropriate or desirable to effect completely the consummation of the Offer, the Merger and the other Transactions.

6.6. Third-Party Consents; Notices.

(a) The Company shall send all notices required to be sent, and shall use its commercially reasonable efforts to obtain, prior to the Closing, and deliver to Parent, at or prior to the Closing, all notices, consents, waivers and approvals under each Contract listed or described on Schedule 3.3(b) or Schedule 3.3(c) (and any Contract entered into after the Agreement Date that would have been required to be listed or described on such Schedule 3.3(b) or Schedule 3.3(c) if entered into prior to the Agreement Date), using a form reasonably acceptable to Parent. The Company shall use commercially reasonable efforts to terminate prior to the Closing, and deliver evidence of such termination to Parent, at or prior to the Closing, all of the Contracts listed or described on Schedule 6.6(a).

(b) The Company shall give all notices and other information required to be given to the employees of the Company or any Subsidiary under any Applicable Law in connection with the Transactions.

6.7. Notice of Certain Matters. The Company and Parent shall notify each other in writing promptly after obtaining knowledge of: (i) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger, or (ii) any written notice or other written communication from any Governmental Entity or any official or employee of any Governmental Entity in connection with the Transactions. The Company shall notify Parent in writing promptly after obtaining knowledge of: (a) any Legal Proceeding by or before any Governmental Entity being initiated by or against it or any Subsidiary, or known by the Company or any Subsidiary to be threatened against the Company or any Subsidiary or any of their respective directors, officers, employees or stockholders in their capacity as such, or of any written correspondence from any Person asserting or threatening a claim against the Company or with respect to any of its assets or properties (including Intellectual Property) that is, or is reasonably likely to be, material to the Company and the Subsidiaries, taken as a whole; (b) any Effect that (1) is not in the ordinary course of business substantially consistent with past practice of the Company or any Subsidiary, (2) is reasonably likely to cause any of the conditions to the Closing set forth in Article VII not to be timely satisfied or (3) would reasonably be expected to be a Company Material Adverse Effect (or would reasonably be expected to become materially adverse to the ability of the Company to consummate the Transactions on a timely basis); (c) any written claim or inquiry by any Taxing Authority regarding Taxes payable by the Company; or (d) any event that occurs after the Agreement Date, that had it occurred prior to the Agreement Date, would have constituted an exception to the representation and warranty set forth in Section 3.4(g). The Company shall give prompt notice to Parent of any event or discovery after the Agreement Date that results or would reasonably be expected to result in any failure of the Company to satisfy any of the conditions set forth in subparagraphs (iv) and (v) of the Offer Conditions. No notification given pursuant to this Section 6.7 shall affect the representations, warranties, covenants or other agreements herein or affect the satisfaction or non-satisfaction of any conditions to the obligations of the parties hereto under this Agreement or otherwise limit or affect the remedies available hereunder to Parent.

6.8. Employees and Contractors. Prior to the Closing, the Company shall cooperate with Parent and assist Parent in its reasonable efforts to (i) obtain written consents, waivers or other agreements from the employees of the Company and the Subsidiaries with respect to the amendment or termination of any Company Employee Plans or the adoption of new arrangements with such employees reasonably required to be amended, terminated or adopted in connection with this Agreement or the treatment of Company PSUs as contemplated hereby and (ii) identify employees and/or contractors of the Company and the Subsidiaries to whom Parent may elect to offer continued employment or service with Parent, the Surviving Corporation or such Subsidiaries. With respect to any employee of the Company or any Subsidiary who receives an offer of employment from Parent or the Surviving Corporation, the Company shall reasonably assist Parent with its efforts to enter into the Employment Offer Documents with such employee as soon as practicable after the receipt of such offer and in any event prior to the Closing Date, but with effectiveness expressly conditioned upon the Closing. Notwithstanding anything in this Section 6.8 to the contrary, none of Parent and its Affiliates (including the Surviving Corporation following the Merger) shall have any obligation to make an offer of employment or service to any employee or contractor of the Company or any Subsidiary. With respect to matters described in this Section 6.8, the Company shall consult with Parent and at least two Business Days prior to distribution, shall provide Parent with copies of any notices or other communications materials intended to be distributed to employees of the Company and its Subsidiaries and shall consider in good faith the reasonable advice and comment of Parent prior to sending any notices or other communication materials to employees of the Company and the Subsidiaries.

6.9. Assumption of Certain Company RSUs and Related Matters.

(a) Company RSUs held by Continuing Employees. At the Effective Time, each Rollover RSU that is outstanding as of the Effective Time shall, on the terms and subject to the conditions set forth in this Agreement, be assumed by Parent. Each such Rollover RSU so assumed by Parent under this Agreement shall continue to have, and be subject to, the same terms and conditions (including, if applicable, the vesting arrangements (without acceleration as a result of such assumption) and other terms and conditions set forth in the Company Option Plan under which such Rollover RSU was granted and the applicable grant or award agreement and Company Employee Plans) as are in effect immediately prior to the Effective Time (in each case, as may be amended by the applicable Employment Offer Document as set forth on Schedule 6.9 of the Company Disclosure Letter), except that (A) such Rollover RSU shall be settled by the issuance of that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon settlement of such Rollover RSU immediately prior to the Effective Time (after taking into account any accelerated vesting or forfeitures of such Rollover RSUs that may occur immediately prior to the Effective Time under the terms of the agreements governing such Rollover RSUs and as set forth on Schedule 6.9(b) of the Company Disclosure Letter) multiplied by the Exchange Ratio (rounded down to the next whole number of shares of Parent Common Stock, with no cash being payable for any fractional share eliminated by such rounding) and (B) Parent’s board of directors or a committee thereof shall succeed to the authority of the Company Board or any committee thereof with respect to the Rollover RSUs and the Company Option Plans. Consistent with the terms of the Company Option Plans and the documents governing the Rollover RSUs under such plans as in effect on the Agreement Date, the Merger shall not result in the termination of any of the outstanding Rollover RSUs or accelerate the vesting of such Rollover RSUs or the shares of Parent Common Stock that shall be subject to those Rollover RSUs upon Parent’s assumption of the Rollover RSUs in the Merger. Promptly after the Closing Date, Parent shall issue to each Person who immediately prior to the Effective Time was a holder of an outstanding Rollover RSU a document evidencing the foregoing assumption of such Rollover RSU by Parent.

(b) On or about the date that is five Business Days prior to the expected date on which the Closing will occur, the Company shall deliver to Parent a revised list of each Person who the Company reasonably believes is, with respect to the Company or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) and preliminary calculations prepared by a professional accounting firm showing the estimated liability under Section 280G and Section 4999 of the Code in connection with the transactions contemplated by this Agreement; provided, however that such calculations do not need to take into account information with respect to arrangements between Parent and each disqualified individual if such arrangements are not provided to the Company in a timely manner.

(c) The Company shall take all actions necessary pursuant to the terms of the Company ESPP in order to shorten each purchase and/or offering period under the Company ESPP that extends beyond the Effective Time (the “Current Offerings”) such that a new purchase date for each such

Current Offering shall occur prior to the Effective Time and shares may be purchased by participants in the Company ESPP prior to the Effective Time. The Company ESPP shall terminate immediately prior to the earlier of (i) the Effective Time and (ii) the date upon which the Company ESPP terminates by its terms. Following the Agreement Date, the Company shall not commence any new purchase and/or offering periods under the Company ESPP. Effective as of not later than immediately preceding the Effective Time, the Company shall have terminated the Company ESPP and shall have provided such notices of termination as may be required by the terms of the Company ESPP.

(d) Parent shall prepare and file with the SEC a registration statement on Form S-8 covering the shares of Parent Common Stock issuable upon settlement of the Rollover RSUs assumed by Parent for which a Form S-8 registration statement is available as soon as reasonably practicable following the Closing (assuming the timely receipt of the Equity Spreadsheet, all restricted stock unit and performance stock unit documentation relating to the Rollover RSUs, all signatures, opinions and consents required for such registration statement). The Company shall reasonably cooperate with and assist Parent in the preparation of such registration statement.

6.10. Equity Spreadsheet. The Company shall prepare and deliver to Parent, at or prior to the Closing, a spreadsheet in substantially the same form as the Equity Spreadsheet, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information as of the Closing Date: (i) the information required to be included in the Equity Spreadsheet as set forth in Section 3.2(b), (ii) the calculation of the aggregate Cash-Out Amount payable to each Person pursuant to Section 2.7(a)(ii) and (iii) the number of shares of Parent Common Stock issuable upon vesting of the Company RSUs to be assumed by Parent (such spreadsheet, the “Closing Equity Spreadsheet”). The Company shall deliver a draft of the Closing Equity Spreadsheet to Parent not later than two Business Days prior to the proposed date of the Closing.

6.11. Benefit Plans.

(a) The Company shall take such actions in furtherance of freezing or terminating any Company Employee Plan(s) as Parent may reasonably request. In the event that such actions would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees, then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent no later than ten Business Days prior to the Expiration Date.

(b) Unless Parent provides written notice to the Company that such 401(k) plan(s) shall not be terminated, the Company shall terminate any and all 401(k) plans maintained by the Company or any ERISA Affiliates, in each case, effective as of the day immediately preceding the date the Company becomes a member of the same Controlled Group of Corporations (as defined in Section 414(b) of the Code) as Parent. The Company shall provide Parent with evidence that the 401(k) plan(s) of the Company and its ERISA Affiliates have been terminated pursuant to resolutions of the Company Board or the board of directors of its ERISA Affiliates, as applicable. The Company shall also take such other reasonable actions in furtherance of terminating any such 401(k) plans as Parent may reasonably request. In the event that termination of the 401(k) plans maintained by the Company or any ERISA Affiliates would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees, then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent no later than ten Business Days prior to the Expiration Date. In the event that termination of the 401(k) plans maintained by the Company or any ERISA Affiliates is required under this Section 6.11, Parent shall cause the 401(k) plan sponsored by Parent to accept direct and indirect rollover distributions of participant accounts for the Continuing Employees, including rollovers in the form of outstanding participant loans.

(c) From and after the Effective Time, to the extent permitted by the terms of the applicable Parent benefit programs and Applicable Law, Parent shall permit all employees of the Company or its Subsidiaries who remain employees of Parent or any subsidiary of Parent (“Continuing Employees”) to participate in the benefit programs of Parent or the subsidiary of Parent to the same extent as similarly situated employees of Parent or any applicable subsidiary of Parent, provided that such participation need not be provided to the extent it would result in the duplication of coverage or benefits for the same period of service. Outside the U.S., Continuing Employees shall be given credit for service with the Company or its Subsidiaries as required by Applicable Law. From and after the Effective Time, Parent shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any U.S. group health plans of Parent or its subsidiaries to be waived with respect to the Continuing Employees and their eligible dependents to the extent such conditions, limitations, and waiting periods were waived or satisfied under the corresponding Company Employee Plans and (ii) give each of the Continuing Employees in the U.S. credit for the plan year in which the Effective Time occurs toward applicable deductibles and annual out of pocket limits for expenses incurred prior to the Effective Time for which payment has been made. To the extent permitted by Applicable Law, unused vacation days accrued by Continuing Employees under the plans and policies of the Company and its Subsidiaries shall be paid in cash on or prior to the Effective Time.

(d) Section 6.11(c) shall not operate to duplicate any benefit provided to any employee, require Parent to continue in effect any specific Company Employee Benefit Plan or Parent employee benefit plan, or prohibit the termination of any specific employee, following the Effective Time. Nothing contained herein, express or implied (i) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement or (ii) shall alter or limit the ability of Parent, the Company or any of their respective affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.

(e) For the period commencing at the Effective Time and ending on the first anniversary thereof, Parent shall, and shall cause its subsidiaries to, honor in accordance with their terms as in effect on the Agreement Date, all Severance and Change in Control Agreements set forth on Schedule 6.11(e); provided, however, that nothing in this Agreement shall prohibit Parent or its Subsidiaries from terminating the employment of any Continuing Employee or amending or terminating such agreements, so long as such amendment or termination complies with the terms of such agreements, including specifically obtaining any necessary or required consents.

(f) The Company shall terminate the 2015 Management Bonus Plan, and any and all group severance, deferred compensation or salary continuation plans, programs, policies or arrangements maintained by the Company or any of its Subsidiaries, effective in each case no later than the day immediately preceding the Effective Time, subject to Applicable Law and only if such termination is requested by Parent in writing at least seven Business Days prior to the Effective Time. The Company shall provide Parent evidence that such plans have been terminated pursuant to resolutions of the Company Board or the board of directors of its Subsidiaries, as applicable (the form and substance of which resolutions shall be subject to review and approval of Parent).

(g) The Company shall (and shall cause the Subsidiaries to) use commercially reasonable efforts to comply with all applicable provisions of the Transfer Regulations and other similar country-specific legal standards or Applicable Laws in respect of all Continuing Employees. In furtherance and not in limitation of the preceding sentence, the Company shall (and shall cause the Subsidiaries to), if required by applicable legal standards, use commercially reasonable efforts to notify and/or consult with the Continuing Employees or the applicable employee representatives, unions, works councils or other employee representative bodies, if any, and shall keep Parent reasonably informed of any such notifications and/or consultations. “Transfer Regulations” means the Council Directive 77/187/EEC of February 14, 1988 on the approximation of the laws of the Member States of the

European Union relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of businesses, as amended, and the legislation and regulations of any Member States of the European Union implementing the foregoing.

(h) This Section 6.11 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.11, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.11.

6.12. Indemnification.

(a) From and after the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation will fulfill and honor in all respects the obligations of the Company and each of its Subsidiaries to their respective present and former directors and officers (the “Indemnified Parties”) pursuant to any indemnification agreements with the Company or such Subsidiary made available to Parent and any indemnification or advancement provisions under the Company’s or such Subsidiary’s certificate of incorporation or bylaws (or equivalent organizational documents) as in effect on the Agreement Date with respect to their acts and omissions as directors and officers of the Company or such Subsidiary occurring prior to the Effective Time, in each case, subject to Applicable Law. The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to advancement, exculpation and indemnification that are at least as favorable in the aggregate to the Indemnified Parties as those contained in the certificate of incorporation and bylaws of the Company (or equivalent organizational documents) as in effect on the Agreement Date, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that adversely affects the rights thereunder of the Indemnified Parties, unless such modification is required by Applicable Law.

(b) From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall maintain in effect for the benefit of the Indemnified Parties with respect to their acts and omissions as directors and officers of the Company or any Subsidiary occurring prior to the Effective Time, the existing policy of directors’ and officers’ liability insurance maintained by the Company or any Subsidiary as of the Agreement Date in the form made available by the Company to Parent prior to the Agreement Date (the “Existing D&O Policy”); provided that: (i) the Surviving Corporation may substitute for the Existing D&O Policy a policy or policies of comparable coverage and in any event not less favorable in the aggregate than the Company’s existing policy, including a “tail” or “runoff” insurance policy, (ii) the Surviving Corporation shall not be required to pay annual premiums for the Existing D&O Policy (or for any substitute or “tail” policies) in excess of an amount equal to 300% of the most recently paid annual premium for the Existing D&O Policy (the “Maximum Premium”) and (iii) if requested by Parent, the Company shall issue a broker of record letter reasonably acceptable to Parent permitting Parent’s insurance broker to negotiate and place such “tail” or “runoff” insurance of comparable coverage, Parent shall have the right to negotiate such coverage and the Company shall reasonably cooperate therewith. In the event any future annual premiums for the Existing D&O Policy (or any substitute policies) exceed the Maximum Premium, the Surviving Corporation shall be entitled to reduce the amount of coverage of the Existing D&O Policy (or any substitute or “tail” policies) to the amount of coverage that can be obtained for a premium equal to the Maximum Premium.

(c) This Section 6.12 shall survive the consummation of the Merger, is intended to benefit each of the Indemnified Parties, shall be binding on all successors and assigns of the Surviving Corporation and Parent and shall be enforceable by each Indemnified Party and his or her heirs and representatives.

6.13. Section 16 Matters. Provided that the Company delivers to Parent the Section 16 Information in a timely fashion, Parent and the Company shall take all such steps as may be required (to the extent permitted under Applicable Law) to cause any disposition of Company Capital Stock (including derivative securities with respect to Company Capital Stock) or acquisition of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Transactions by each Company Insider to be exempt under Rule 16b-3 under the Exchange Act. “Section 16 Information” means, with respect to each Company Insider, the number of shares of Company Capital Stock and the number and description of the Company Options held by such Company Insider that are expected to be exchanged for cash in connection with the Offer and/or the Merger, and the number and description of the Company RSUs held by such Company Insider and expected to be converted into restricted stock units for Parent Common Stock, in connection with the Merger. “Company Insiders” means those individuals who are subject to the reporting requirement of Section 16(a) of the Exchange Act with respect to the Company as of the Agreement Date.

6.14. Takeover Statutes. The Company and the Company Board shall (i) take such actions necessary to ensure that no takeover statute or similar statute or regulation is or becomes applicable to this Agreement and the Transactions and (ii) if any takeover statute or similar statute or regulation becomes applicable to this Agreement or any of the Transactions, take such actions as are necessary to ensure that the Offer, the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Offer, the Merger and the other Transactions.

6.15. Termination of Credit Agreement. Prior to the Expiration Date, the Company shall have delivered executed payoff letter(s) in form and substance reasonably satisfactory to Parent (the “Payoff Letters”) for (i) the Credit Agreement, dated as of May 22, 2015, between the Company and Opus Bank, and (ii) other indebtedness for borrowed money, if any. Each Payoff Letter shall (A) confirm the full amount then outstanding, along with accrued interest thereon and all fees and other obligations of the Company accrued thereunder (or such other indebtedness), (B) contain payment instructions and (C) evidence the satisfaction, release and discharge of the debt and liabilities thereunder and the agreement by such lenders to release all Encumbrances upon the payment of such amount in accordance with the payment instructions. Prior to the Expiration Date, the Company shall have obtained documents, including an authorization to file UCC termination statements upon such payment, executed terminations and releases of outstanding mortgages, as are reasonably necessary to release such Encumbrances.

6.16. Certain Tax Certificates and Documents. The Company shall, prior to the Expiration Date, deliver (i) FIRPTA documentation, including (A) a notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in the form reasonably requested by Parent, dated as of the Closing Date and executed by the Company, together with written authorization for Parent to deliver such notice form to the Internal Revenue Service on behalf of the Company after the Effective Time, and (B) a FIRPTA Notification Letter, in the form reasonably requested by Parent, dated as of the Expiration Date and executed by the Company and (ii) a certificate dated within three Business Days of the Expiration Date from the Secretary of State of the State of Delaware and the state in which the Company has its principal place of business certifying that the Company is in good standing and that all applicable Taxes and fees of the Company through and including the Expiration Date have been paid.

6.17. Rule 14d-10 Matters. Notwithstanding anything in this Agreement to the contrary, the Company will not, on or after the Agreement Date and prior to the consummation of the Offer, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any former, current or future director, officer, employee, consultant, advisor or independent contractor of the Company or any Company Subsidiary (or any Person who would have assumed such role or performed such duties but for a requirement to refrain from assuming such role or performing such duties in such plan, program, agreement or arrangement) unless, prior to such entry into, establishment, amendment or modification, the compensation committee of the Company Board (each member of which shall be an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act at the time of any such action) shall have taken all such steps as may be necessary to (i) approve as an employment compensation, severance or other employee benefit arrangement each such plan, program, agreement or arrangement and (ii) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement. The Company shall, prior to the Acceptance Date, take such actions reasonably necessary and appropriate to ratify, confirm and approve, in accordance with and for the purpose of Rule 14d-10 under the Exchange Act, compensation paid or payable to any former, current or future director, officer, employee, consultant, advisor or independent contractor of the Company under any Company Employee Plan or otherwise in connection with the Transactions.

6.18. Confirmatory Assignments of Intellectual Property. If reasonably requested by Parent, the Company shall use commercially reasonable efforts to cooperate with Parent to obtain assignments of Intellectual Property from Authors, in each case in a form that is reasonably acceptable to Parent and suitable for recordation with the United States Patent and Trademark Office (or equivalent Governmental Entity in other jurisdictions).

6.19. Stockholder Litigation. The Company shall control any Legal Proceeding brought by stockholders of the Company against the Company and/or its directors relating to the Transactions, including the Offer and the Merger (“Stockholder Litigation”); provided, that the Company (A) shall keep Parent reasonably informed on a current basis of the status and material details of, any such Stockholder Litigation, (B) shall give Parent the opportunity to participate in, review and comment (which comments the Company shall consider in good faith) on all material filings or responses to be made by the Company in the defense or settlement of any such Stockholder Litigation; provided further, that the Company shall be under no obligation to discuss or disclose any information that is subject to attorney-client privilege without the implementation of appropriate safeguards, such safeguards to be subject to the reasonable approval of Parent and the Company, and (C) shall not compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Stockholder Litigation, or consent to the same without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

6.20. Obligations of Merger Sub. Parent will take the actions necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1. Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the Transactions (including the Merger but excluding the Offer) shall be subject to the satisfaction or waiver (to the extent permitted by Applicable Law) at or prior to the Closing of each of the following conditions:

(a) Offer. The Offer shall have been consummated.

(b) No Orders; Illegality. No Order issued by any Governmental Entity or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any action have been taken by any Governmental Entity, and no Applicable Law shall have been enacted, entered, enforced or deemed applicable to the Merger that prohibits, makes illegal or enjoins the consummation of the Merger.

ARTICLE VIII

TERMINATION

8.1. Termination. This Agreement may be terminated and the Offer and the Merger may be abandoned prior to the consummation of the Offer:

(a) by mutual written consent duly authorized by the Company Board and the board of directors of Parent (or in either case a duly authorized committee thereof);

(b) by either Parent or the Company, if the Closing shall not have occurred on or before September 15, 2015 or such other date that Parent and the Company may agree upon in writing (the “End Date”); provided that in no event shall a party be permitted to terminate this Agreement pursuant to this Section 8.1(b) if the failure to consummate the Merger by the End Date is principally caused by the material breach by such party of this Agreement;

(c) by either Parent or the Company, if a Governmental Entity shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or the Offer, which Order or other action is final and non-appealable;

(d) (i) by Parent if, at the Expiration Time, Merger Sub is not required to extend the Offer pursuant to this Agreement and any of the Offer Conditions shall have not been satisfied or (ii) by the Company if, (A) at the Expiration Time, Merger Sub is not required to extend the Offer pursuant to this Agreement and any of the Offer Conditions shall have not been satisfied and (B) Merger Sub has declined to extend the Offer;

(e) by the Company, if either Parent or Merger Sub shall have materially breached or materially failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would reasonably be expected to prevent or materially delay the Merger or the Offer and (ii) is not curable or has not been cured within 30 days following the date that Parent receives from the Company written notice of such breach or failure to perform (but not later than the Expiration Date) (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(e) if such breach by the Parent or Merger Sub, as applicable, is cured within such 30-day period);

(f) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would reasonably be expected to result in the failure of an Offer Condition set forth in clauses (iv) or (v) of Exhibit A and (ii) is not curable or has not been cured within 30 days following the date that the Company receives from Parent written notice of such breach or failure to perform (but not later than the Expiration Date) (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(f) if such breach by the Company is cured within such 30-day period);

(g) by Parent, if (i) a Change of Recommendation shall have occurred, (ii) the Company shall have knowingly and materially breached any of the provisions of Section 6.1, (iii) the Company shall have entered into any Contract accepting any Acquisition Proposal, (iv) the Company Board or any committee thereof fails to reaffirm the Company Board Recommendation within 10 Business Days after Parent requests in writing that such recommendation be reaffirmed in response to an Acquisition Proposal or material modification to an Acquisition Proposal or (v) the Company fails to send to the stockholders of the Company, pursuant to Rule 14e-2 under the Exchange Act, within 10 Business Days after a tender or exchange offer relating to securities of the Company shall have been commenced by a Person unaffiliated with Parent and the Company, a statement disclosing that the Company unconditionally recommends rejection of such tender or exchange offer (the “Rejection Recommendation”) and reaffirms the Company Board Recommendation or fails to reaffirm the Rejection Recommendation in any press release published by the Company (or by any of its Affiliates or Company Representatives) or in any Schedule 14D-9 filed by the Company with the SEC, in each case relating to such tender offer or exchange offer, at any time after the foregoing 10 Business Day period (each, a “Triggering Event”);

(h) by the Company, if at any time following the Expiration Date if Merger Sub shall fail to accept for payment Company Shares validly tendered and not withdrawn in the Offer subject to the terms of and in accordance with Article I and at such time all of the Offer Conditions shall have been satisfied or waived, provided that in no event shall the Company be permitted to terminate this Agreement pursuant to this Section 8.1(h) if Merger Sub’s failure to accept for payment Company Shares is principally caused by the breach by the Company of this Agreement; or

(i) by the Company, upon a Change of Recommendation effected in compliance with Section 6.3(d) in connection with a Superior Proposal; provided that the Company may terminate this Agreement pursuant to this Section 8.1(i) only if the Company shall have (i) concurrently entered into a definitive agreement pursuant to which such Superior Proposal is to be effected and (ii) made payment to Parent of all amounts due pursuant to Section 8.3(b) in accordance therewith.

8.2. Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability on the part of Parent or the Company or their respective stockholders or Representatives; provided that (x) Section 6.3(a) (Confidentiality), this Section 8.2 (Effect of Termination), Section 8.3 (Expenses and Termination Fees) and Article IX (General Provisions) shall remain in full force and effect and survive any termination of this Agreement and (y) nothing herein shall relieve any party hereto from liability in connection with any fraud or willful and material breach with respect to any of such party’s representations, warranties, covenants or other agreements set forth in this Agreement.

8.3. Expenses and Termination Fees.

(a) General. Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses whether or not the Merger is consummated.

(b) Company Payment. The Company shall pay to Parent a cash amount equal to $2,200,000 (the “Termination Fee”) in the event that this Agreement is terminated: (i) pursuant to Section 8.1(g); (ii) pursuant to Section 8.1(i); (iii) pursuant to Section 8.1(b), Section 8.1(d) or Section 8.1(f) following the occurrence of a Triggering Event; or (iv) pursuant to Section 8.1(b), Section 8.1(d) or Section 8.1(f) and (A) prior to such termination pursuant to this clause (iv), either an Acquisition Proposal with respect to the Company became publicly known (or, in the case of Section 8.1(b), an Acquisition Proposal shall otherwise exist) and (B) within 12 months following the termination of this Agreement, either an Acquisition Transaction with respect to the Company is consummated or the Company enters into a Contract providing for an Acquisition Transaction that is subsequently consummated. For purposes of this Section 8.3(b) all references to 15% and the reference to 85% in the definition of Acquisition Transaction will be deemed to be references to 50%. The Company shall pay to Parent the Termination Fee by wire transfer of immediately available funds to an account designated by Parent promptly but in no event later than: (A) for a termination described in clause (i) or clause (iii), one Business Day after the date of such termination, (B) for a termination described in clause (ii), prior to or concurrently with such termination or (C) for a termination described in clause (iv), the date of the consummation of such Acquisition Transaction.

(c) The Company acknowledges that (i) the agreements contained in Section 8.3(b) are an integral part of the Transactions, (ii) the amount of, and the basis for payment of, the Termination Fee is reasonable and appropriate in all respects and (iii) without this agreement, Parent would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner the Termination Fee due pursuant to Section 8.3(b), and, in order to obtain such payment, Parent makes a claim that results in a judgment for the Termination Fee (or a portion thereof) set forth in Section 8.3(b), the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the Termination Fee at the prime rate of Bank of America, N.A. in effect from time to time from the date such payment was required to be made hereunder. All payments under this Section 8.3 shall be made by wire transfer of immediately available funds to an account designated by Parent.

(d) The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different time and the occurrence of different events.

ARTICLE IX

GENERAL PROVISIONS; DEFINITIONS

9.1. Non-Survival of Representations and Warranties. If the Offer is consummated, the representations and warranties of Parent, Merger Sub and the Company contained in this Agreement, the Company Disclosure Letter (including any exhibit, schedule or annex to the Company Disclosure Letter) and the other agreements, certificates and documents contemplated by this Agreement shall expire and be of no further force or effect as of the Expiration Time, and only such covenants and agreements of Parent and the Company in this Agreement and the other agreements, certificates and documents contemplated by this Agreement that by their terms survive the Expiration Time shall survive the Expiration Time.

9.2. Notices. All notices, requests, consents, claims, demands, waivers and other communications shall be in writing and shall be deemed given on (i) the date of delivery, if delivered personally, by commercial delivery service or mailed by registered or certified mail (return receipt requested), or (ii) on the date of confirmation of receipt (or the next Business Day, if the date of confirmation of receipt is not a Business Day), if sent via facsimile (with automated confirmation of receipt), to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(a) if to Parent, to:

Fortinet, Inc.

899 Kifer Road

Sunnyvale, CA 94086

Attention: General Counsel

Facsimile No.: (408) 235-7737

Telephone No.: (408) 235-7700

with a copy (which shall not constitute notice) to:

Fenwick & West LLP

801 California Street

Mountain View, CA 94041

Attention: Andrew Luh and Jeffrey Vetter

Facsimile No.: (650) 938-5200

Telephone No.: (650) 988-8500

(b) if to the Company, to:

Meru Networks, Inc.

894 Ross Drive

Sunnyvale, CA 94089

Attention: General Counsel

Facsimile No.: (408) 215-5301

Telephone No.: (408) 215-5300

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, CA 94304

Attention: Alan B. Kalin and James J. Masetti

Facsimile No.: 650.233.4545

Telephone No.: 650.233.4500

9.3. Interpretation.

(a) When a reference is made herein to Articles, Sections, subsections or Exhibits, such reference shall be to an Article, Section or subsection of, or an Exhibit hereto unless otherwise indicated. When a reference is made to a Schedule, such reference shall be to a Schedule of the Company Disclosure Letter. Where a reference is made to a Contract, instrument or Applicable Law, such reference is to such Contract, instrument or Applicable Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Applicable Law) by succession of comparable successor Applicable Law, and shall be deemed to include all attachments thereto and instruments incorporated therein. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation hereof.

(b) The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any Person include the successors and permitted assigns of such Person, (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively and (vii) the phrases “provide to” and “deliver to” and phrases of similar import mean that a true, correct and complete unredacted paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided. References to any statute are to that statute, as amended from time to time, and to the rules and regulations promulgated thereunder. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.”

(c) Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the 10th decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.

(d) The de minimis threshold established by the parties hereto for purposes of the Offer Condition set forth in clause (iv) of Exhibit A with respect to the Fully-Diluted Company Common Stock shall not, in and of itself, constitute an economic benchmark for determining whether any Effect shall be deemed to be material in relation to the Company and/or the Business or shall be deemed to constitute a Company Material Adverse Effect. In addition such de minimis threshold shall be assessed relative to only the amount of consideration payable by Parent and Merger Sub in the Offer and the Merger hereunder (and for clarity, not relative to the financial condition or financial resources of Parent and Merger Sub).

9.4. Amendment. Subject to Applicable Law and Section 1.3, the parties hereto may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto.

9.5. Extension; Waiver. Subject to Applicable Law and Section 1.3, any party hereto may at any time: (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The agreement of Parent to any extension or waiver shall be deemed to be the agreement of Merger Sub to such extension or waiver. No delay in exercising any rights under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision hereof.

9.6. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by facsimile or by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.

9.7. Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all Exhibits, and the Company Disclosure Letter, (i) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms, and (ii) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Section 6.12 is intended to benefit the Indemnified Parties).

9.8. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment or delegation without such prior written consent shall be null and void, except that Parent and/or Merger Sub may assign its rights and/or delegate its obligations under this Agreement to any direct or indirect wholly-owned subsidiary of Parent without the prior consent of any other party hereto; provided that, notwithstanding any such assignment, Parent and/or Merger Sub, as applicable, shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

9.9. Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.10. Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party of any right to specific performance or injunctive relief. The parties hereto agree that irreparable damage would occur in the event that either party’s material obligations with respect to the Transactions were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

9.11. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of laws, provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any Legal Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such Legal Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such Legal Proceeding shall be heard and determined in such courts. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.2 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof.

9.12. Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Exhibit attached hereto and the Company Disclosure Letter, the application of any Applicable Law, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

9.13. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

9.14. Certain Definitions.

(a) As used in this Agreement, the following terms shall have the meanings indicated below:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement (i) that contains provisions that are no less favorable in any material respect to the Company than those contained in the Confidentiality Agreement, including with respect to the treatment of confidential information and (ii) that does not include any provision for any exclusive right to negotiate with such Person or having the actual or purported effect of restricting the Company from fulfilling its obligations under this Agreement, including under Section 6.1.

“Affiliate” has the meaning set forth in Rule 12b-2 under the Exchange Act.

“Anti-Corruption Law” means any Applicable Law relating to anti-bribery or anti-corruption (governmental or commercial), including the Foreign Corrupt Practices Act of 1977, as amended, and any other Applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Government Official.

“Applicable Law” means with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, resolution, ordinance, code, permit, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or its subsidiaries, their business or any of their respective assets or properties.

“Business” means the business of the Company and the Subsidiaries as currently conducted and as currently proposed to be conducted by the Company or any Subsidiary, including the design, development, manufacturing, reproduction, branding, marketing, advertising, promotion, licensing, sale, offer for sale, importation, distribution, provision and/or use of any and all Company Products in any and every territory of the world.

“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in San Francisco, California.

“Cash-Out Amount” means with respect to a Company Option, an amount of cash, without interest, equal to (A) the number of shares of Company Common Stock subject to such Company Option multiplied by (B) the Per Share Merger Consideration less the exercise price per share of such Company Option in effect immediately prior to the Effective Time; provided that if the exercise price per share of a Company Option is equal to or greater than the Per Share Merger Consideration, the Cash-Out Amount and intrinsic value for such Company Option shall be zero.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means the common stock, par value $0.0005 per share, of the Company.

“Company Debt” means all indebtedness of the Company and the Subsidiaries for borrowed money, whether current or funded, short- or long-term, secured or unsecured, direct or indirect, including any accrued and unpaid interest, fees, premiums and prepayment or termination penalties (including any penalties payable by the Company or the Subsidiaries in connection with the termination or prepayment in full of any Company Debt at or prior to the Closing), if any, measured as of the Closing, and including, without duplication, (i) any indebtedness evidenced by any bond, debenture, note, mortgage, indenture, letter of credit or other debt instrument or debt security, (ii) any indebtedness to any lender or creditor under credit facilities of the Company, (iii) any indebtedness for the deferred purchase price of property with respect to which the Company is liable contingently or otherwise, as obligor or otherwise, (iv) any cash overdrafts, (v) any amounts owing under any capitalized or synthetic leases, (vi) any drawn amounts under letter of credit arrangements and (vii) any liability of other Persons of the type described in clauses (i) through (vi) that the Company or any Subsidiary has guaranteed, that is recourse to the Company or any Subsidiary or any of their assets or that is otherwise the legal liability of the Company or any Subsidiary.

“Company ESPP” means the Company’s 2010 Employee Stock Purchase Plan, as amended.

“Company Material Adverse Effect” means with respect to the Company and the Subsidiaries, taken as a whole, any change, event, occurrence, circumstance, condition or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether or not such Effect constitutes a breach of the representations or warranties made by the Company in this Agreement is, or would reasonably be expected to become materially adverse to the condition (financial or otherwise), assets (including intangible assets), business, operations or results of operations of the Company and the Subsidiaries, taken as a whole, except to the extent that any such Effect directly results from (A) changes in general economic or political conditions or financial or securities markets in general, (B) changes generally affecting the industry in which the Company and its Subsidiaries operates, (C) changes in Applicable Law, or GAAP or accounting regulations or principles or interpretations thereof, that apply to the Company and the Subsidiaries, (D) any outbreak or escalation of hostilities, insurrection or war, or acts of terrorism, (E) wildfires, earthquakes, hurricanes, tornadoes or other natural disasters, (F) changes in the trading volume or trading prices of such entity’s capital stock in and of themselves (provided that such exception shall not apply to any underlying Effect that may have caused such change in the trading prices or volumes), (G) any failure, in and of itself, to meet market revenue or earnings expectations, including revenue or earnings projections or predictions made by the Company or securities or financial analysts and any resulting analyst downgrades of the Company’s securities in and of themselves (provided that such exception shall not apply to any underlying Effect that may have caused such failure or such downgrades), (H) any Stockholder Litigation or (I) the matter referred to in the third paragraph of Section 3.6 of the Company Disclosure Letter; provided that the exceptions in clauses (A) through (E) shall not apply to the extent that such changes disproportionately affect the Company and the Subsidiaries, taken as a whole, as compared to other participants in the Company’s and the Subsidiaries’ industry.

“Company Option Plans” means the stock option plans, programs, agreements or arrangements of the Company, collectively and as amended, including the Company’s 2002 Stock Incentive Plan, 2010 Stock Incentive Plan and 2013 New Employee Stock Inducement Plan, but excluding the Company ESPP.

“Company Options” means options to purchase shares of Company Common Stock, other than options under the Company ESPP.

“Company Preferred Stock” means the preferred stock, par value $0.0005 per share, of the Company.

“Company PSUs” means restricted stock units that are subject to performance based vesting criteria granted under the Company Option Plans that are settled by issuance of shares of Company Common Stock, but not including any bonus or incentive arrangements which may, at the discretion of the Company, be settled by the issuance of restricted stock units.

“Company RSUs” means restricted stock units granted under the Company Option Plans that are settled by issuance of shares of Company Common Stock and are subject only to time-based vesting criteria, but not including any bonus or incentive arrangements which may, at the discretion of the Company, be settled by the issuance of restricted stock units.

“Company Warrants” means warrants to purchase shares of Company Capital Stock.

“Continuing Employees” means the employees of the Company or the Subsidiaries as of the Effective Time.

“Contract” means any legally binding written, oral or other agreement, contract, subcontract, lease, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, guarantee, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature.

“consummate” (and with its correlative meanings “consummation” and “consummating”), as such term is used with respect to the Offer, has the meaning ascribed to it in Section 251(h) of the DGCL.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights shall have been properly demanded (and not withdrawn or lost) in accordance with Delaware Law in connection with the Merger.

“Dissenting Stockholder” means any stockholder of the Company holding Dissenting Shares as of the Effective Time.

“Employment Offer Documents” means, collectively, employment agreements and any restrictive covenants agreements, proprietary information and invention assignments agreements and other employment-related agreements reasonably required by Parent to be entered into between certain service providers of the Company and Parent.

“Encumbrance” means, with respect to any asset or security, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, charge, adverse claim of title, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset or security (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

“Exchange Ratio” means the quotient obtained by dividing the Per Share Merger Consideration by the Parent Stock Price.

“Fully-Diluted Company Common Stock” means, as of any time of determination, the number of shares of Company Common Stock outstanding as of such time, together with all shares of Company Common Stock that the Company would be required to issue pursuant to the conversion or exercise of all options, warrants, rights and securities convertible into or exercisable for shares of Company Common Stock or otherwise (regardless of any vesting status thereof).

“GAAP” means United States generally accepted accounting principles applied on a consistent basis throughout the relevant periods.

“Government Official” means (i) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party, political party official or candidate for political office, (iii) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity or (iv) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a public international organization.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other authority or instrumentality, in each case whether domestic or foreign, or any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, Tax Authority or other functions of, or pertaining to, government (including any governmental or political division, department, agency, commission, instrumentality, organization, unit, body or entity and any court or other tribunal).

“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act.

“knowledge” means, with respect to the Company, the knowledge of any individual set forth on Schedule 9.14 with respect to a fact, circumstance, event or other matter after reasonable inquiry.

“Legal Proceeding” means any private or governmental action, inquiry, claim, charge, complaint, demand, proceeding, suit, hearing, litigation, arbitration, mediation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Liabilities” means all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under any Applicable Law, Order or Contract, regardless of whether the same would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.

“made available” means, with respect to any statement in this Agreement or the Company Disclosure Letter to the effect that any information, document or other material has been “made available” to Parent, that such information, document or material was: (i) made available for review by Parent and its Representatives in the virtual data room established in connection with this Agreement at least 72 hours prior to the execution of this Agreement, (ii) actually delivered (whether by physical or electronic delivery) to Parent or a Parent Representative at least 72 hours prior to the execution of this Agreement, or (iii) publicly available in unredacted form in the Company SEC Reports on EDGAR at least 72 hours prior to the execution of this Agreement.

“NASDAQ” means the Nasdaq Global Market.

“Order” means any judgment, writ, decree, stipulation, determination, decision, legal or arbitration award, settlement or consent agreement, charge, ruling, injunction, restraining order or other order issued, promulgated or entered into by or with (or in the case of a settlement or consent agreement, subject to) any Governmental Entity, whether temporarily, preliminarily or permanently in effect.

“Parent Common Stock” means the common stock, par value $0.001 per share, of Parent.

“Parent Material Adverse Effect” means any effect that would, or would reasonably be expected to, materially impede or delay Parent’s or Sub’s ability to consummate the Transactions in accordance with the terms of this Agreement and Applicable Law.

“Parent Stock Price” means the volume-weighted average sale price for a share of Parent Common Stock as quoted on the NASDAQ Global Select Market for the 10 consecutive trading days ending with the trading day that is three trading days prior to the Closing Date.

“Permitted Encumbrance” means (i) liens for current Taxes not yet due and payable or that are being contested in good faith (provided that reserves, established in accordance with GAAP, have been recorded on the Company Balance Sheet for any such contest), (ii) statutory liens that are incurred in the ordinary course of business consistent with past practice and that are not yet due and payable or that are being contested in good faith (provided that reserves, established in accordance with GAAP, have been recorded on the Company Balance Sheet for any such contest), (iii) such imperfections of title and non-monetary Encumbrances and other liens, in each case , as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair any business operations involving such properties, (iv) liens incurred in the ordinary course of business, substantially consistent with past practice, in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, (v) liens securing indebtedness for borrowed money that is reflected on the Company Balance Sheet or Schedule 3.4(d), and (vi) non-exclusive licenses with respect to software and other Intellectual Property of the Company granted in connection with the sale of Company Products in the ordinary course of business substantially consistent with past practice, or nonexclusive licenses granted under Company Intellectual Property Agreements, Standard Inbound IP Agreements, Standard Outbound IP Agreements, or pursuant to Section 5.1(g) or with Parent’s written consent.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, unincorporated association, joint venture, business organization or Governmental Entity.

“Representatives” means, collectively, with respect to any Person, such Person’s officers, directors, Affiliates, employees, agents or advisors, including any investment banker, broker, attorney, accountant, consultant or other authorized representative of such Person.

“Repurchase Rights” means outstanding rights to repurchase Unvested Company Shares that are held by the Company or similar restrictions in the Company’s favor with respect to shares of Company Capital Stock.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

“Subsidiary” means any corporation, association, business entity, partnership, joint venture, limited liability company or other Person of which the Company, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or controls securities or other interests representing more than 50% of the voting power of such Person, or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Tax” (and, with correlative meaning, “Taxes,” “Taxable” and “Taxing”) means (i) any income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Tax Authority, (ii) any Liability for the payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Authority” means any Governmental Entity responsible for the assessment, determination, collection or administration of any Tax (domestic or foreign).

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment and information returns and reports) relating to Taxes.

“Unvested Company Shares” means any shares of Company Capital Stock that are restricted, subject to Repurchase Rights or otherwise not fully vested under the terms of any Contract with the Company at the Effective Time (including any stock option agreement, stock option exercise agreement, restricted stock purchase agreement or restricted stock grant agreement).

(b) Other capitalized terms used herein and not defined in Section 9.14 have the meanings ascribed to such terms in the following Sections:

“Acquisition Proposal”	6.1(f)(i)

“Acquisition Transaction”	6.1(f)(ii)

“Agreement”	Preamble

“Agreement Date”	Preamble

“Antitrust Laws”	6.4(a)

“Antitrust Restraint”	6.4(d)

“ASC”	3.4(b)

“Author”	3.10(g)

“Capitalization Date”	3.2(a)

“Certificates”	2.8(c)

“Certificate of Merger”	2.1

“Change of Recommendation”	6.1(a)

“Closing”	2.2

“Closing Date”	2.2

“Closing Equity Spreadsheet”	6.10

“COBRA”	3.13(f)

“Company”	Preamble

“Company Authorizations”	3.8(b)

“Company Balance Sheet”	3.4(b)

“Company Balance Sheet Date”	3.4(b)

“Company Board”	Recital D

“Company Board Recommendation”	3.3(a)

“Company Customers”	3.10(q)

“Company Customer End-Users”	3.10(q)

“Company Disclosure Letter”	ARTICLE III

“Company Employee Plans”	3.13(a)

“Company Insiders”	6.13

“Company Intellectual Property”	3.10(a)(v)

“Company Intellectual Property Agreements”	3.10(a)(vi)

“Company-Owned Intellectual Property”	3.10(a)(iv)

“Company Products”	3.10(a)(xi)

“Company Registered Intellectual Property Rights”	3.10(a)(vii)

“Company Representatives”	6.1(a)

“Company SEC Reports”	3.4(a)

“Company Source Code and Manufacturing Specifications”	3.10(a)(xii)

“Company Voting Debt”	3.2(c)

“Company Websites”	3.10(q)

“Confidential Information”	3.10(i)

“Confidentiality Agreement”	6.3(a)

“Continuing Director”	1.3(d)

“Current Offerings”	6.9(c)

“Deutsche Bank”	3.16(a)

“Effective Time”	2.3

“End Date”	8.1(b)

“Environmental and Safety Laws”	3.11(a)(i)

“ERISA”	3.13(a)

“ERISA Affiliate”	3.13(a)

“EAR”	3.20

“Equity Spreadsheet”	3.2(b)

“EU”	3.20

“Existing D&O Policy”	6.12(b)

“Expiration Date”	1.1(b)

“Expiration Time”	1.1(b)

“Facilities”	3.11(a)(ii)

“Fairness Opinion”	3.16(b)

“FASB”	3.4(b)

“Financial Statements”	3.4(b)

“Foreign Plan”	3.13(a)

“GCA Software Agreements”	3.10(a)(ix)

“Government Contract”	3.19(a)(xx)

“Hazardous Materials”	3.11(a)(iii)

“Indemnified Parties”	6.12(a)

“Information Statement”	1.3(b)

“Intellectual Property”	3.10(a)(iii)

“Intellectual Property Rights”	3.10(a)(i)

“ITAR”	3.20

“Key Customer Agreements”	3.19(a)(i)

“Leased Real Property”	3.9(b)

“Material Contract”	3.19(a)

“Maximum Premium”	6.12(b)

“Merger”	Recital C

“Merger Sub”	Preamble

“Minimum Tender Condition”	Exhibit A

“Merger Notification Filings”	6.4(a)

“Notice of Superior Proposal”	6.1(d)(iv)

“Offer”	Recital B

“Offer Conditions”	1.1(a)

“Offer Documents”	1.1(e)

“Offer Price”	Recital B

“Open Source Materials”	3.10(j)

“Parent”	Preamble

“Parent Insider”	1.3(d)

“Patent Applications”	3.10(c)

“Paying Agent”	2.8(a)

“Payoff Letters”	6.15

“Per Share Merger Consideration”	Recital C

“Property”	3.11(a)(iv)

“Proprietary Information and Technology”	3.10(a)(ii)

“Regulation S-K”	3.4(b)

“Rejection Recommendation”	8.1(g)

“Release”	3.10(a)(v)

“Reseller Agreement”	3.19(a)(iii)

“Required Fiduciary Disclosure”	6.1(e)

“Rollover RSU”	2.7

“Schedule 14D-9”	1.2(b)

“Schedule TO”	1.1(e)

“SCHIP”	3.15

“Section 16 Information”	6.13

“Significant Customer”	3.17

“Significant Supplier”	3.18

“SOXA”	3.4

“Standard Customer Agreements”	3.10(a)(x)

“Standard Inbound IP Agreements”	3.10(a)(ix)

“Standard Outbound IP Agreements”	3.10(a)(x)

“Standard NDA”	3.10(a)(ix)

“Stockholder Litigation”	6.19

“Superior Proposal”	6.1(f)(iii)

“Superior Proposal Materials”	6.1(d)(iv)

“Surviving Corporation”	2.1

“Tender Agreements”	Recital G

“Termination Fee”	8.3(b)

“Third-Party Intellectual Property”	3.10(a)(viii)

“Transactions”	Recital D

“Transfer Regulations”	6.11(g)

“Triggering Event”	8.1(i)

“Uncertificated Shares”	2.8(c)

“WARN Act”	3.13(u)

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized.

FORTINET, INC.

By:	/s/ Ken Xie
Name:	Ken Xie
Title:	CEO

MALBROUCK ACQUISITION CORP.

By:	/s/ Andrew del Matto
Name:	Andrew del Matto
Title:	CEO

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized.

MERU NETWORKS, INC.

By:	/s/ Bami Bastani
Name: Bami Bastani
Title: President and CEO

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Offer Conditions

Notwithstanding any other provisions of the Offer or the Agreement, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered shares of Company Common Stock unless:

(i) there shall have been validly tendered and not validly withdrawn prior to the Expiration Time a number of shares of Company Common Stock (not including Shares tendered pursuant to procedures for guaranteed delivery and not actually delivered prior to the Expiration Date) that, when added to the shares of Company Common Stock, if any, already owned by Parent, Merger Sub or any of their respective Subsidiaries, represents at least a majority of the Fully-Diluted Company Common Stock as of the Expiration Time (the “Minimum Tender Condition”);

(ii) Parent, Merger Sub, the Company and/or their respective Subsidiaries shall have obtained all approvals, waivers and consents necessary for consummation of, or in connection with, the Offer and the Merger under Antitrust Laws or the time during which any Governmental Entity can take any action under Antitrust Laws shall have expired or lapsed;

(iii) (A) no Order, or other legal or regulatory restraint or prohibition, shall have been issued by any Governmental Entity, and no other Applicable Law shall have been enacted, entered, enforced or deemed applicable to the Transactions, that shall be in effect and that (I) provides for an Antitrust Restraint or any other injunction, restraint or material damages in connection with any of the Transactions or (II) would reasonably be expected to have a Company Material Adverse Effect or otherwise prevents, restrains, prohibits, enjoins or makes illegal the consummation of any of the Transactions, or causes any of the Transactions to be rescinded, (B) there shall not be pending or threatened by any Governmental Entity any Legal Proceeding that may result in any of the foregoing and (C) no Governmental Entity shall have notified any party hereto of any intent to challenge, or issued a statement of objections with respect to, any of the Transactions;

(iv) (A) the representations and warranties of the Company in Section 3.1(a), Section 3.2(a), Section 3.3(a), Section 3.3(d), clause (ii) of Section 3.5 and Section 3.16 shall be true and correct in all respects on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date) and (B) all other representations and warranties of the Company in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect or any similar standard or qualification, shall be true and correct on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), except where the circumstances causing the failure of such representations or warranties to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided that this condition shall be satisfied with respect to the representations and warranties made in Section 3.2(a) if the Fully-Diluted Company Common Stock as of the Capitalization Date is not greater than the Fully-Diluted Company Common Stock as of the Capitalization Date as represented and warranted by the Company in Section 3.2(a) by an amount that would increase the aggregate consideration payable by Parent and Merger Sub in the Offer and the Merger hereunder by more than a de minimis amount;

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(v) the Company shall have performed and complied in all material respects with all covenants and other agreements in this Agreement required to be performed and complied with by it at or prior to the consummation of the Offer;

(vi) since the Agreement Date, there shall not have occurred a Company Material Adverse Effect;

(vii) Parent shall have received a certificate, signed on behalf of the Company by the chief executive officer and chief financial officer of the Company, to the effect that each of the conditions specified in subparagraphs (iv), (v) and (vi) is satisfied;

(viii) the Tender Agreements shall be valid, binding and enforceable on the parties thereto;

(ix) a Change of Recommendation shall not have been effected (other than a Change of Recommendation that has been publicly withdrawn in a manner that is at least as broadly disseminated as the manner in which it was originally effected before the third Business Day prior to the Expiration Date);

(x) the Company shall not have entered into any agreement in principle, letter of intent, term sheet or any other agreement, understanding or contract (whether binding or not) contemplating or otherwise relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement); and

(xi) the Agreement shall not have been terminated in accordance with its terms and the Offer shall not have been terminated in accordance with the terms of the Agreement.

The foregoing Offer Conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate and/or modify the Offer pursuant to the terms of the Agreement, and subject in particular to the proviso in the third sentence of Section 1.1(a). The Offer Conditions are for the sole benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub regardless of the circumstances (including any action or inaction by Parent or Merger Sub) giving rise to any such conditions and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition), in each case, subject to the terms of the Agreement and the applicable rules and regulations of the SEC. Any reference in this Exhibit A or in the Agreement to a condition or requirement being satisfied shall be deemed to be satisfied if such condition or requirement is so waived. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Capitalized terms used but not defined in this Exhibit A shall have the meaning ascribed to them elsewhere in the Agreement.

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